Exhibit 2.4

Portions of this exhibit marked [*] are omitted and

are requested to be treated confidentially.

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

between

Q-MED AB

and

OCEANA THERAPEUTICS, LLC

regarding the purchase and sale

of

all of the outstanding capital stock

of

Q-MED SCANDINAVIA INC.

dated as of April 22, 2009

i

4.4 Litigation	28
4.5 Purchase for Investment	28
4.6 Availability of Funds	28
4.7 Brokers	28
ARTICLE V COVENANTS OF SELLER	28
5.1 Conduct of U.S. Business	28
5.2 Negative Covenants	29
5.3 Access to Information	30
5.4 Resignations	31
5.5 Indebtedness; Release of Liens	31
5.6 Notification	31
5.7 Financial Statements	31
5.8 ROW Reorganization	32
ARTICLE VI COVENANTS OF BUYER	34
6.1 Confidentiality	34
6.2 No Use of Certain Names	35
6.3 Employee Matters	35
6.4 Support Services	35
6.5 Financing	35
ARTICLE VII ADDITIONAL COVENANTS OF BUYER AND SELLER	35
7.1 Regulatory Approvals; Consents	35
7.2 Public Announcements	36
7.3 Tax Matters	37
7.4 Insurance	39
7.5 Further Assurances	39
7.6 Notice to FDA	40
7.7 PMA Holder	40
7.8 FF&G Agreement	40
7.9 Century Plaza Lease	40
ARTICLE VIII CONDITIONS TO CLOSING	40
8.1 Conditions to Obligations of Buyer and Seller	40

ii

8.2 Conditions to Obligation of Buyer	41
8.3 Conditions to Obligation of Seller and the Company	47
ARTICLE IX TERMINATION	47
9.1 Termination	47
9.2 Effect of Termination	48
9.3 Remedies	48
ARTICLE X INDEMNIFICATION	48
10.1 Survival	48
10.2 Indemnification by Seller	49
10.3 Indemnification by Buyer	51
10.4 Indemnification Procedure for Third Party Claims	52
10.5 Indemnification Procedures for Non-Third Party Claims	53
10.6 Calculation of Indemnity Payments	54
10.7 Characterization of Indemnification Payments	55
10.8 Effect of Investigation; Reliance	55
10.9 Ancillary Agreements	55
ARTICLE XI MISCELLANEOUS	55
11.1 Notices	55
11.2 Amendments and Waivers	56
11.3 Expenses	56
11.4 Successors and Assigns	57
11.5 Governing Law	57
11.6 Arbitation	57
11.7 Consent to Jurisdiction	57
11.8 Counterparts	58
11.9 No Third Party Beneficiaries	58
11.10 Entire Agreement	58
11.11 Captions	58
11.12 Severability	58
11.13 Specific Performance	58
11.14 Interpretation	58

iii

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of April 22, 2009 (the “Agreement”), between Oceana Therapeutics, LLC, a Delaware limited liability company (“Buyer”), and Q-Med AB, a corporation organized under the laws of Swede (“Seller”), Buyer and Seller are sometimes referred to herein as the “Parties” and individually as a “Party”).

WHEREAS, Seller is the record and beneficial owner of all of the issued and outstanding capital stock (the “Shares”) of Q-Med Scandinavia Inc., a Delaware corporation (the “Company”); and

WHEREAS, Seller desires to sell the Shares to Buyer, and Buyer desires to purchase the Shares from Seller, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions When used in this Agreement the following terms shall have the following meanings:

“Affiliate” of a Person means any Person which controls, is controlled by or is under common control with such Person, where control for purposes of this definition means (i) the beneficial ownership, directly or indirectly, of at least 50% of the Capital Stock of a Person, or (ii) the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Ancillary Agreements” means the QMSI Ancillary Agreements and the ROW Ancillary Agreements.

“Authorization” means any authorization, approval, consent, certificate, license, permit or franchise of or from any Governmental Entity or pursuant to any Law.

“Benefit Plan” means each “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended), whether or not subject to ERISA, and each employment, consulting, independent contractor, bonus, incentive, equity purchase, option or other equity-based, deferred compensation, loan, severance, termination, retention, change of control, collective bargaining or other agreement with any works council or association, profit sharing, pension, retirement, 401(k), vacation, medical or other welfare, disability, fringe benefit and any other employee or retiree benefit or compensation plan, funding mechanism, agreement, program, policy or other arrangement, whether or not subject to ERISA or written or unwritten or legally binding or not, and (i) that is maintained, sponsored or contributed to by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of the Company, or the beneficiaries or dependents of any such individual, or (ii) under which the company may have any material outstanding liability.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in New York City, New York or Sweden are authorized or required by Law to close.

“Buyer Material Adverse Effect” means any event, change or effect that, individually or together with other such events, changes or effects, is or could be reasonably expected to be materially adverse to the business, operations, assets and properties, or condition (financial or otherwise) of buyer and its Subsidiaries taken as a whole, other than any such event, effect or change resulting from or arising in connection with general economic or industry-wide conditions, unless such event, effect or change is materially disproportionately adverse with respect to Buyer and its Subsidiaries as compared to other Persons engaged in the industry in which Buyer and its Subsidiaries conduct business.

“Capital Stock” means (a) in the case of a corporation, its shares of capital stock, (b) in the case of a partnership or limited liability company, its partnership or membership interests or units (whether general or limited), and (c) any other interest that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets, of the issuing entity.

“Charter Documents” means, with respect to any entity, the certificate of incorporation, the articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement or other similar organizational documents of such entity (in each case, as amended).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the U.S. Securities and Exchange Commission (or any successor thereto).

“Contract” means any agreement, contract, license, lease, commitment, arrangement or understanding, written or oral, including any sales order or purchase order.

“Covered Pre-Closing Reimbursements” means product returns, charge-backs, rebates or other reimbursements, or similar claims, with respect to pre-Closing sales of products for which Company receives a request for payment on or after the Closing Date.

“Deflux Product” shall have the meaning set forth in the QMSI License Agreement.

“Equity Securities” means (a) Capital Stock, and (b) options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other Contracts that, directly or indirectly, could require the issuer to issue or sell Capital Stock or otherwise cause Capital Stock to become outstanding.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that, together with the Company, is or would have been at any date of determination occurring within the preceding six years, treated as a single employer within the meaning of section 414 of the Code, provided, however, that the term ERISA Affiliate shall not, at any point in time, include Q-Med Ireland.

“FDA” means the U.S. Food and Drug Administration.

“GAAP” means generally accepted accounting principles recognized in the United States, applied on a consistent basis.

“Governmental Entity” means any entity or body, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state local, or municipal government, foreign, international, multinational or other government, including any department, commission, board, agency, bureau, subdivision, instrumentality, official or other regulatory, administrative or judicial authority thereof, and any non-governmental regulatory body to the extent that the rules and regulations or orders of such body have the force of Law.

“HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means any of the following: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (d) any obligations as lessee under capitalized leases, (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, and (g) any guaranty of any of the foregoing.

“Indemnitee” means any Person that is seeking indemnification from an Indemnitor pursuant to the provisions of this Agreement.

“Indemnitor” means any Party to this Agreement from which any Indemnitee is seeking indemnification pursuant to the provisions of this Agreement.

“Inventory” means all inventory of Deflux Product owned by the Company.

“Knowledge” of Seller or any similar phrase means the actual knowledge after reasonable due inquiry of the following persons: Ruth Burns, Charles Goodwin, Carina Bolin and Dr. Bengt Agerup.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Entity.

“Liabilities” means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, whether due or to become due, and whether or not required to be reflected or reserved against in the Financial Statements pursuant to GAAP).

“License Agreements” means the Ireland License Agreement and the QMSI License Agreement.

“Licensed Product” shall have the same meaning as in the QMSI License Agreement.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or other encumbrance in respect of such property or asset.

“Lower Working Capital Limit” means One Million Five Hundred Eighty Thousand Dollars ($1,580,000).

“Material Adverse Effect” means any event, change or effect that, individually or together with other such events, changes or effects, is or could be reasonably expected to be materially adverse to the business, operations, assets and properties, or condition (financial or otherwise) of the Company and the U.S. Business taken as a whole, other than any such event, effect or change (a) resulting from or arising in connection with general economic or industry-wide conditions, unless such event or change is materially disproportionately adverse with respect to the Company and its business as compared to other Persons engaged in the industry in which the Company conducts business, or (b) which is attributable to the fact that the prospective owner of the Company is Buyer or any Affiliate of Buyer.

“Order” means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Other Antitrust Laws” means the antitrust and competition Laws of all jurisdictions other than those of the United States.

“Permitted Liens” means (a) liens for current real or personal property taxes that are not yet due and payable or that may hereafter be paid without material penalty, (b) workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business, (c) Liens that are immaterial in character, amount and extent and which do not materially detract from the value or materially interfere with the present or proposed use of the properties they affect and (d) purchase money Liens and Liens securing rental payments under capital lease arrangements, as set forth on Schedule 3.11.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality, or political subdivision of a Governmental Entity, or any other entity or body.

“PMA” means a premarket approval application or submission, as the case may be, under Section 515(c) or Section 510(k), respectively, of the Federal Food, Drug, and Cosmetic Act requesting FDA’s approval to commercially sell and distribute a product in the U.S., including all information submitted with or incorporated by reference therein.

“Pre-Closing Tax Period” has the meaning ascribed to it in the definition of Pre-Closing Taxes.

“Pre-Closing Taxes” means all Taxes (or the non-payment thereof) of the Company for all taxable periods ending on or before the Closing Date and for the portion through the end of the Closing Date of any taxable period of the Company that includes (but does not end on) the

Closing Date (“Pre-Closing Tax Period”). In the case of any taxable period of the Company that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes either (x) based on or measured by income or receipts of the Company for the Pre-Closing Tax Period or (y) imposed in connection with any sale, transfer, assignment, or distribution of property, shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the Straddle Period that are prior to and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period. Notwithstanding anything herein to the contrary, Pre-Closing Taxes shall not include all Taxes (x) based on income or receipts of the Company or (y) imposed in connection with any sale, transfer, assignment or distribution of property, that in the case of clause (x) or (y), result from any transaction, action or event that is not in the ordinary course of business of the Company and occurs after the Closing.

“Prior Agreements” shall have the meaning as in the QMSI License Agreement.

“QMSI Ancillary Agreements” means the QMSI License Agreement, the QMSI Quality Agreement and the QMSI Supply Agreement.

“Qualified Plan” means each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code.

“Qualified Agreements” means the Ireland Quality Agreement and the QMSI Quality Agreement.

“Regulation S-K” means Regulation S-K (or any successor provisions) promulgated by the Commission, as in effect from time to time.

“Regulation S-X” means Regulation S-X (or any successor provisions) promulgated by the Commission, as in effect from time to time.

“ROW Ancillary Agreements” means the Ireland License Agreement, the Ireland Quality Agreement and the Ireland Supply Agreement.

“Seller Taxes” means (i) Pre-Closing Taxes (other than Buyer Transfer Taxes described in Section 7.3(c)), (ii) all liabilities of the Company for Taxes (other than Buyer Transfer Taxes described in Section 7.3 (c)) arising by reason of the several liability of the Company pursuant to Treasury Regulation section 1.502-6 or any analogous or similar Law or by reason of the Company having been a member of any affiliated, consolidated, combined or unitary group at any time prior to the Closing Date, (iii) any and all Taxes of a Person other than the Company imposed on the Company (A) as transferee or successor of such Person, (B) by contract entered into prior to the Closing Date (excluding the Ancillary Agreements) (but only to the extent that the Taxes of such Person are imposed with respect to a payment, transaction or event under the contract, which shall not include the entering into of the relevant contract, that occurs prior to the Closing), or (C) pursuant to any Law, which Taxes described in clause (A), (B) or (C) arise as a result of an event or transaction occurring before the Closing (other than Buyer Transfer Taxes described in Section 7.3(c)), and (iv) the liability of Buyer (as withholding agent or otherwise) for Taxes imposed on Seller in connection with payments by Buyer of the Purchase Price to Seller (other than Buyer Transfer Taxes described in Section 7.3(c)).

“Solesta Product” shall have the meaning set forth in the QMSI License Agreement.

“Straddle Period” has the means ascribed to it in the definition of Pre-Closing Taxes.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation or other organization, of which (a) such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which are held by such Person or any Subsidiary, if such Person does not have a majority of the voting interest in such partnership) or (b) such Person or any other Subsidiary of such Person directly or indirectly owns or controls at least a majority of the Capital Stock or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions.

“Supply Agreements” means the Ireland Supply Agreement and the QMSI Supply Agreement.

“Tax” or “Taxes” means any and all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, unemployment, social security, workers’ compensation, capital, premium, assessments, customs, duties, fees, levies, other governmental charges or other tax of any kind whatsoever imposed by any Governmental Entity, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement required to be filed with any Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Documents” means this Agreement and the Ancillary Agreements.

“Transfer Taxes” means all value added, sales, use, transfer, real property transfer, recording, documentary, stamp, registration and stock transfer taxes and fees.

“Treasury Regulation” means proposed, temporary or final regulation promulgated under the Code by the United States Treasury Department.

“Upper Working Capital Limit” means Two Million Five Hundred Eighty Thousand Dollars ($2,580,000).

“U.S. Business” means the sale and distribution of the Deflux Product and conduct of clinical trials relating to the Solesta Product within the United States as currently conducted by the Company.

“Working Capital” as of any date means with respect to the Company, the net book value of those current assets of the Company that are included in the line item categories of “Current Assets” specifically identified on Schedule I hereto, less the net book value of the line item categories of “Current Liabilities” specifically identified on Schedule I hereto, using the same accounting principles, practices, methodologies and policies used in the preparation of the Interim Balance Sheet; provided that Working Capital shall be determined without reference to the value of the stock of Q-Med Ireland or the assets or liabilities of Q-Med Ireland.

“$” or “Dollars” means the United States dollars.

1.2 Other Defined Terms. Certain defined terms are set forth on Schedule I hereto and certain other defined terms are defined with reference to the License Agreements as set forth specifically in Section 3.23, for purposes of Section 3.23. In addition, the following terms have the meanings assigned to such terms in Sections of the Agreement set forth below:

Acquisition	2.1

Action	3.16

Actual Working Capital	2.4(c)

Actual Working Capital Statement	2.4(c)

Agreement	Preamble

Applicable Survival Period	10.1(c)

Buyer	Preamble

Buyer Indemnified Parties	10.2(a)

Buyer Disclosure Schedule	Preamble to Article IV

Buyer Transfer Taxes	7.3(c)(i)(A)

Century Plaza Lease	7.9

Closing	2.2

Closing Date	2.2

Closing Payment	2.1(a)

Company	Recitals

Company Benefit Plans	3.17(b)

Company Licenses	3.13(d)

Company Owned Intellectual Property	3.13(b)

Confidentiality Agreement	6.1

Continuing Employees	6.3

Deductible	10.2(b)

Environmental Laws	3.19

Estimated Working Capital	2.4(a)

Estimated Working Capital Statement	2.4(a)

FF&G Agreement	7.8

Final Working Capital	2.4(e)

Financial Statements	3.6(a)

Financing	4.6

Indemnity Cap	10.2(b)

Independent Expert	2.4(d)

Intellectual Property	3.13(a)

Interim Balance Sheet	3.6(a)

Interim Balance Sheet Date	3.6(a)

Interim Financial Statements	3.6(a)

Ireland License Agreement	8.2(e)(i)

Ireland Quality Agreement	8.2(e)(ii)

Ireland Supply Agreement	8.2(e)(iii)

Landlord	7.9

Lease Termination Date	7.9

Leased Real Property	3.12(b)

Leases	3.12(b)

Losses	10.2(a)

Material Contract	3.15(c)

Names	6.2

Notice of Claim	10.4(a)

Party or Parties	Preamble

Purchase Price	2.1

Q-Med Ireland	5.8(a)(i)

QMSI License Agreement	8.2(e)(iv)

QMSI Quality Agreement	8.2(e)(v)

QMSI Supply Agreement	8.2(e)(vi)

Refund	7.3(f)

Review Period	2.4(d)

ROW Asset Purchase Agreements	5.8(a)(ii)(G)

ROW Assets	5.8(a)(ii)(F)

ROW Contracts	5.8(a)(ii)(F)

ROW Liabilities	5.8(a)(ii)(F)

ROW Notes	5.8(a)(ii)(G)

ROW Reorganization	5.8(a)

ROW Seller Group	5.8(a)(ii)(F)

Seller	Preamble

Seller Disclosure Schedule	Preamble to Article III

Seller Disclosure Schedule Supplement	5.6

Seller Distribution Agreement	3.15(c)

Seller Indemnified Parties	10.3

Shares	Recitals

Straddle Period Tax Returns	7.3(a)(ii)

Third Party Claim	10.4(a)

Third Party Defense	10.4(b)

Third Party Licenses	3.13(d)

Unaudited Financial Statements	3.6(a)

Working Capital Objection Notice	2.4(d)

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell the Shares to Buyer, and Buyer shall purchase the Shares from Seller. The aggregate purchase price for the Shares (the “Purchase Price”) is One Hundred Nineteen Million Eight Hundred Fifty Thousand Dollars ($119,850,000), consisting of:

(a) a closing payment in the amount of Fifty Nine Million Eight Hundred Fifty Thousand Dollars ($59,850,000) in cash (the “Closing Payment”), as adjusted pursuant to Section 2.4, plus

(b) post-closing payments aggregating Sixty Million Dollars ($60,000,000), such payments contingent upon the occurrence of the events set forth on Schedule II hereto and, if such events occur, payable in accordance with and at the times set forth on Schedule II hereto. The Closing Payment shall be paid as provided in Section 2.3 and shall be subject to adjustment as provided in Section 2.4. The purchase and sale of the Shares is referred to in this Agreement as the “Acquisition”.

2.2 Closing Date. The closing of the Acquisition (the “Closing”) shall take place either by facsimile and electronic mail or at the offices of Morrison Cohen LLP, 909 Third Avenue, New York City, NY, 10022 at 10:00 a.m. on a date to be specified by the Parties which shall be no later than three (3) Business Days after satisfaction (or waiver as provided herein) of the conditions set forth in Article VIII (other than those conditions that by their nature will be satisfied at the Closing), unless another time, date and/or place is agreed to in writing by the Parties. The date upon which the Closing occurs is herein referred to as the “Closing Date”.

2.3 Transactions to be Effected at the Closing.

(a) At the Closing, Buyer shall deliver to Seller (i) the Closing Payment, as adjusted pursuant to Section 2.4, in immediately available funds by wire transfer to the account of Seller designated in writing by Seller to Buyer prior to the Closing Date, and (ii) all other documents, instruments or certificates required to be delivered by Buyer at or prior to the Closing pursuant to this Agreement.

(b) At the Closing, Seller shall deliver to Buyer (i) a certificate for the Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto, (ii) all Ancillary Agreements duly executed by Seller, the Company or Q-Med Ireland, as applicable, and (iii) all other documents, instruments or certificates required to be delivered by Seller at or prior to the Closing pursuant to this Agreement.

2.4 Closing Working Capital.

(a) Not earlier than five (5) Business Days prior to the Closing Date, and not later than two (2) Business Days prior to the Closing Date, Seller will prepare, or cause to be prepared, and deliver to Buyer and unaudited statement (the “Estimated Working Capital Statement”), which shall set forth Seller’s good faith calculation of Working Capital as of the Closing Date (“Estimated Working Capital”). Seller covenants and agrees that the Estimated Working Capital Statement shall be prepared using the same accounting principles, methodologies and policies used in the preparation of the Interim Balance Sheet and otherwise consistent with that used in preparation of Schedule I hereto. Notwithstanding the foregoing, the amount of all outstanding trade payables to Seller, for products delivered, shall be reduced to reflect the prices agreed to in the QMSI Supply Agreement, and the Upper Working Capital Limit and Lower Working Capital Limit shall be adjusted accordingly.

(b) At the Closing, the Closing Payment shall be subject to an adjustment, if any, as follows: (i) if the Estimated Working Capital is greater than the Upper Working Capital Limit, then the amount in excess shall be payable by Buyer to Seller by increasing the amount of the Closing Payment, by such excess, or (ii) if the Lower Working Capital Limit is greater than the Estimated Working Capital, then the amount in excess shall be payable by Seller to Buyer by decreasing the amount of the Closing Payment by such excess.

(c) As soon as is reasonably practicable after the Closing Date, but in any event not more than forty-five (45) days thereafter, Buyer shall prepare and deliver to Seller a certificate signed by the Chief Financial Officer or similar officer of Buyer (the “Actual Working Capital Statement”) showing in reasonable detail its good faith computation of the actual Working Capital as of the Closing Date (the “Actual Working Capital”). Buyer covenants and agrees that the Actual Working Capital Statement shall be prepared using the same accounting principles, methodologies and policies used in the preparation of the Interim Balance Sheet and otherwise consistent with that used in preparation of Schedule I hereto. Notwithstanding the foregoing, the amount of all outstanding trade payables to Seller, for products delivered, shall be reduced to reflect the prices agreed to in the QMSI Supply Agreement, and the Upper Working Capital Limit and Lower Working Capital Limit shall be adjusted accordingly.

(d) Within thirty (30) days after receipt of the Actual Working Capital Statement (the “Review Period”), Seller by written notice to Buyer may object to the Actual Working Capital as set forth in the Actual Working Capital Report, setting forth in such notice (the “Working Capital Objection Notice”) Seller’s objection in reasonable detail (which for the avoidance of doubt shall be limited to failure to compute the Working Capital in accordance with this Agreement or arithmetic error) and the Seller’s proposal or proposals with respect to the calculation of Actual Working Capital. Within twenty (20) days following timely delivery of the

Working Capital Objection Notice, Buyer and Seller shall attempt, in good faith, to resolve all disputes between them concerning the Working Capital Objection Notice. If Buyer and Seller resolve such disputes within such twenty (20) day period, then the Actual Working Capital as so resolved between Buyer and Seller shall be conclusive and binding upon the Parties. If Buyer and Seller cannot resolve such disputes within such twenty (20) day period, they shall jointly retain and refer their disagreements to the New York, New York offices of Grant Thornton LLP or, if such firm shall decline or is unable to act, or has a material relationship with Buyer or Seller or any of their respective Affiliates or any other material conflict of interest) another nationally recognized independent accounting firm mutually acceptable to Buyer and Seller (either Grant Thornton LLP or such other accounting firm mutually acceptable to Buyer and Seller (either Grant Thornton LLP or such other accounting firm being the “Independent Expert”). Buyer and Seller shall make available to the Independent Expert all relevant books and records and other items reasonably requested by the Independent Expert. Promptly, but in any event not later than twenty (20) days after the dispute has been submitted to the Independent Expert, the Independent Expert shall determine only those items in dispute and will render its report as to its resolution of such terms and resulting calculations of the Actual Working Capital. In determining each disputed item, the Independent Expert may not assign a value to such item greater than the greatest value for such item claimed by either Party or less than the lowest value for such term claimed by either Party. For the purposes of the Independent Expert’s calculation of the Actual Working Capital, the amounts to be included shall be the amounts stated in the Actual Working Capital Statement as to items that are not in dispute, and the amounts determined by the Independent Expert as to items from the Working Capital Objection Notice that are submitted for resolution by the Independent Expert. Seller and Buyer shall cooperate with the Independent Expert in making its determination and such determination shall be conclusive and binding upon the Parties. The costs and fees related to such determination by the Independent Expert, including the costs relating to any negotiations with the Independent Expert with respect to the terms and conditions of such Independent Expert’s engagement, will be paid by Seller and Buyer on an inversely proportional basis, based upon the relative portions of the amounts in dispute that have been submitted to the Independent Expert for resolution that ultimately are awarded to each of Seller and Buyer (e.g., if $100,000 is in dispute, and of that amount the Independent Expert awards $75,000 to Seller and $25,000 to Buyer, then Seller will be responsible for 25%, and Buyer will be responsible for 75%, of the costs and fees of the Independent Expert).

(e) If Seller does not deliver a Working Capital Objection Notice during the Review Period, then Seller shall be deemed to have accepted the calculation of the Actual working Capital as set forth in the Actual Working Capital Statement. The term “Final Working Capital” shall mean (i) the Actual Working Capital as set forth in the Actual Working Capital Statement if Seller accepts the Actual Working Capital Statement as delivered or does not deliver a Working Capital Objection Notice during the Review Period, or (ii) the Actual Working Capital as finally determined pursuant to the provisions of Section 2.4(d), if Seller delivers a Working Capital Objection Notice during the Adjusted Working Capital Objection Period.

(f) If the Final Working Capital differs from the Estimated Working Capital, any amount due from one Party to the other Party shall be determined in accordance with the principles and examples set forth on Schedule III hereto. Any amount due shall be paid in cash within five (5) Business Days after the Final Working Capital is determined as provided in

Section 2.4(e). If the payment provided for in this Section 2.4(f) is not paid when due, the rightful recipient of such payment may proceed against the other Party for payment, in which event such other Party shall be liable for all costs and expenses of collection including reasonable attorney’s fees.

(g) During the Review Period and while any dispute that is the subject of an Working Capital Objection Notice is pending, Buyer shall (i) provide to Seller and its authorized representatives reasonable access during normal business hours to the books, records and employees of the Company and buyer and (ii) cooperate with reasonable requests of Seller or its authorized representatives with respect to information necessary in the determination of the Actual Working Capital (including, without limitation, by providing on a timely basis copies of a customary access letter, if required).

2.5 Post Closing Books and Records. Except for the consummation of the Closing or as otherwise contemplated by the Transaction Documents, Buyer and Seller agree that on the Closing Date the Company shall not be permitted to take any action outside the ordinary course of conduct of the U.S. Business consistent with practice that could reasonably be expected to materially impact the Final Working Capital. Following the Closing, Buyer shall not take any action with respect to the accounting books and records of the Company on which the Actual Working Capital Statement is to be based that (x) is not consistent with the past practices of the Company and (y) could reasonably be expected to materially impact the Final Working Capital. Without limiting the generality of the foregoing, no changes shall be made in any reserve or other account existing as of the Interim Balance Sheet Date that could reasonably be expected to materially impact the Final Working Capital except as a result of events occurring after the Interim Balance Sheet Date and, in such event, only in a manner consistent with the past practices of the Company.

2.6 Withholding Taxes. Buyer or its designees shall be entitled to deduct and withhold from consideration otherwise payable pursuant to this Agreement to Seller such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code and rules and Treasury Regulations promulgated thereunder, or any other applicable Law, provided that Buyer provides written notice to Seller at least (3) Business Days prior to Buyer or its designees taking such action. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller. For the avoidance of doubt, no deduction or withholding shall be made to the extent Buyer or its designee is furnished with necessary documents certifying that the payment is exempt from Tax or subject to a reduced Tax rate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

With respect to Sections 3.1 through 3.27 Seller represents and warrants to Buyer, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, and with respect to Section 3.28, Seller shall represent and warrant to Buyer on the Closing Date, and not as of the date hereof, by virtue of the certificate delivered pursuant to Section 8.2(a) that the statements contained in such Sections are true and correct, except as qualified by the disclosure schedule dated and delivered as of the date hereof (as may be supplemented pursuant to Section 5.6) by Seller to Buyer (the “Seller Disclosure Schedule”), which is attached to this Agreement and is designated therein as being the Seller Disclosure Schedule. References to “Schedules” in this Article III shall be references to the applicable schedule contained in the Seller Disclosure Schedule. Notwithstanding anything in this Agreement to the contrary, Seller, the Company and Q-Med Ireland are not making any representations or warranties hereunder as to the Ancillary Agreements.

3.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, has a requisite corporate power to own, lease and operate its properties and to carry on its business as currently conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification. Schedule 3.1 contains a complete and accurate list of each jurisdiction in which the Company is qualified to do business. The Company is not in default under tis Charter Documents, true and complete and correct copies of which have been delivered to Buyer.

3.2 Capitalization.

(a) The authorized Capital Stock of the Company consists of 1,000 shares of Common Stock, without par value, 100 shares of which are validly issued, fully paid and nonassessable and are owned of record and beneficially by Seller.

(b) Upon transfer of the Shares to Buyer in accordance with the terms of this Agreement, Buyer will receive valid title to the Shares, free and clear of Liens (other than Liens created through Buyer).

(c) Other than the Shares, the Company does not have outstanding any shares of Capital Stock or any other Equity securities, except as listed on Schedule 3.2(c).

3.3 Subsidiaries of the Company. The Company does not have, as of the date of this Agreement, nor has it ever had since the date of its incorporation, any Subsidiaries, and the Company does not own, nor has it ever owned since the date of its incorporation, any other Equity Securities in any other Person. As of the Closing, the Company shall have no Subsidiaries other than Q-Med Ireland.

3.4 Authority and Enforceability. Seller has the requisite power and authority to enter into this Agreement and to consummate the Acquisition. The execution and delivery of this Agreement and the consummation of the Acquisition have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes the valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, and (b) the availability of injunctive relief and other equitable remedies.

3.5 No Conflicts; Authorizations.

(a) The execution and delivery of this Agreement by Seller do not, and the consummation of the Acquisition and the performance by Seller of the other transactions contemplated hereby will not, unless otherwise disclosed on Schedule 3.5(a), (i) violate the provisions of any of the Charter Documents of Seller or the Company, (ii) violate any Material Contract, (iii) assuming compliance by Seller with the matters referred to in Section 3.5(b), violate any Law applicable to Seller or the Company, or (iv) result in the creation of any Liens (other than Permitted Liens) upon any of the assets owned or used by the Company.

(b) Except for consents of third parties that may be required in connection with the ROW Reorganization, no Authorization or Order of, registration, declaration or filing with, or notice to, any Governmental Entity is required by Seller or the Company in connection with the execution and delivery of this Agreement, the consummation of the Acquisition or the performance of the transactions contemplated hereby, except for such Authorizations, Orders, declarations, filings and notices as may be required under the HSR Act and the Other Antitrust Laws and for the notifications set forth in Section 7.6

3.6 Financial Statements.

(a) True and complete copies of (i) the Company’s unaudited financial statements consisting of the consolidated balance sheet of the Company as at December 31, 2008, and the related statements of income and retained earnings, stockholders’ equity and cash flow, for the year then ended (the “Unaudited Financial Statements”), and (ii) unaudited consolidated financial statements consisting of the balance sheet of the Company as at March 31, 2009 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the three-month period then ended (collectively, the “Interim Financial Statements” and together with the Unaudited Financial Statements, the “Financial Statements”), have been delivered to Buyer. The Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such Financial Statements), (ii) fairly present in all material respects the financial condition and results of operations of the Company as of the respective dates thereof and for the respective periods indicated, subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of notes, and (iii) were compiled from the books and records of the Company regularly maintained by management and used to prepare the financial statements of the Company in accordance with the principles stated therein. The consolidated balance sheet of the Company as at March 31, 2009 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”.

(b) The information set forth on Exhibit A hereto (i) sets forth worldwide sales (by country) of Deflux Product, Solesta Product and Deflux needles for each of the years 2003 through 2008; (ii) fairly presents in all material respects, in the aggregate, the sales information set forth therein for the respective periods indicated and (iii) was compiled from the books and records of Seller and its Affiliates regularly maintained by management and used to prepare the financial statements of Seller and its Affiliates.

3.7 Books and Records.

(a) The minute books and other similar records of the Company as made available to Buyer prior to the execution of this Agreement contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders, the board of directors and committees of the board of directors of the Company. The stock transfer ledgers and other similar records of the Company as made available to Buyer prior to the execution of this Agreement accurately reflect all record transfers prior to the execution of this Agreement in the Capital Stock of the Company.

(b) Except as set forth on Schedule 3.7, no books and records of the Company are recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company.

(c) The Company maintains a standard system of accounting established and administered in accordance with GAAP.

3.8 No Undisclosed Liabilities. Except as reflected or reserved against in the Interim Balance Sheet or as disclosed on Schedule 3.8 or except for the ROW Liabilities (a) incurred in the ordinary course of the conduct of the U.S. Business consistent with the past practice since the Interim Balance Sheet Date, (b) which, individually or in the aggregate, are not material to the U.S. Business, (c) which relate to any executory obligation under a Contract disclosed (or not required to be disclosed under Article III) on the Seller Disclosure Schedule or (d) which relate to the Ancillary Agreements.

3.9 Taxes.

(a) All material Tax Returns required to have been filed by, or on behalf of, the Company have been filed, and each such Tax Return is true, accurate and complete in all material respects. All material Taxes of the Company due and owing by the Company have been paid to the appropriate Governmental Entity. The Company has made proper accruals in accordance with GAAP on the Financial Statements for any Taxes accrued but not yet due and payable.

(b) Neither Seller nor the Company has received written notice from a Governmental Entity of any audit or administrative or judicial proceeding currently pending or being conducted against the Company in respect of any material Taxes. There are no Liens for Taxes on any of the assets of the Company, other than Permitted Liens.

(c) The Company has withheld and paid all material Taxes required to have been withheld and paid under applicable Tax Law in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency for any taxable period that (after giving effect to such waiver or extension) has not expired.

(e) No agreement as to indemnification by the Company for, contribution by the Company to, or payment by the Company of, Taxes of another Person exists between the Company and any other Person (other than pursuant to customary commercial contracts no primarily related to Taxes and entered into the ordinary course of business for the purchase or lease of assets, the borrowing of money, the hiring of employees or consultants, or other commercial transactions in the ordinary course of business), including pursuant to any Tax sharing agreement or partnership agreement. The Company does not have any liability for Taxes of any other Person under Treasury Regulation § 1.1502-6 (or any similar provision of any Law). The Company is not, and has never been, a member of any consolidated, combined, unitary or similar group Tax Return, excluding any such group of which the Company becomes a member on the Closing Date.

(f) No written claim has ever been received by the Company from a Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(g) The Company is not required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date.

(h) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code § 355 or Code § 361.

(i) The Company has not participated in any “reportable transaction,” as defined in Treasury Regulation § 1.6011-4(b).

(j) No power of attorney currently in force and that would have continuing effect after the Closing Date has been granted by the Company to act on behalf of Company with respect to any Tax matter.

(k) The Company has not received any written ruling of a taxing authority relating to Taxes, or entered into any written and legally binding agreement with a taxing authority relating to Taxes.

(l) The Company has properly maintained in all material respects the documentation necessary to avoid penalties relating to transfer pricing pursuant to Code § 6662(e).

(m) Notwithstanding anything to the contrary in this Agreement, this Section 3.9 contains the sole representations and warranties made by Seller with respect to Taxes.

3.10 Compliance with Law; Authorization. This Section 3.10 does not relate to real property or interests in real property, such items being the subject of Section 3.12 employee benefit matters, such items being the subject of Section 3.17, nor to environmental matters, such items being the subject of Section 3.9 nor the Ancillary Agreements, which Seller is making no representations or warranties about under this Agreement.

(a) The Company is in material compliance with, and, to the Knowledge of Seller, during the past five (5) years has been in material compliance with, all material Laws and Orders to which the Company or the U.S. Business is subject. Except as set for on Schedule 3.10(a), within the last five (5) years, the Company has not received any written notice from any Governmental Entity regarding any actual, alleged, or potential violation of, or failure to comply with, any Law or Order, except where such violation or failure to comply would not reasonably be expected to have a Material Adverse Effect.

(b) Schedule 3.10(b)(ii) sets forth a true and complete list of all material Authorizations the Company owns, holds, possesses or lawfully uses in the operation of the U.S. Business. Except as set forth in Schedule 3.10(b)(ii), such Authorizations are all Authorizations which are necessary for the Company to conduct the U.S. Business as now conducted and are valid and in full force and effect, except where any such failure to be, valid and in full force and effect to have a Material Adverse Effect.

(c) The Company is in compliance in all material respects with the U.S. Foreign Corrupt Practices Act (12 U.S.C. §§ 78dd-1, et seq.) and all other anti-corruption and bribery laws and conventions to which the Company is subject. Neither the Company nor any director, officer, agent, employee (whether full time, part time or contract) or other Person acting on behalf of the Company has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee (whether full time or contract) from corporate funds, or (iii) made any unlawful bribe, rebate, payoff influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee (whether full time or contract).

3.11 Title to Personal Properties. This Section 3.11 does not relate to Real Property, such items being the subject to Section 3.12, or to Intellectual Property, such items being the subject of Section 3.13, or to the Ancillary Agreements, which Seller is making no representations or warranties about under this Agreement.

(a) The Company is in possession of and has good title to, or has valid leasehold interests in or valid rights under Contract to use, all tangible personal property used in or reasonably necessary for the conduct of the U.S. Business as presently conducted, including all tangible personal property reflected on the Interim Balance Sheet and tangible personal property acquired since the Interim Balance Sheet Date other than property disposed of since such date in the ordinary course of conduct of the U.S. Business consistent with past practice. All such tangible personal property is free and clear of all Liens, other than Permitted Liens and Liens disclosed on Schedule 3.11, and is in good working order and condition, ordinary wear and tear excepted, and its use complies in all material respects with all applicable Laws.

3.12 Real Property.

(a) Owned Real Property. The Company does not own and has never owned any real property.

(b) Leased Real Property. schedule 3.12(b) contains a list of all leases and subleases under which the Company is either lessor or lessee of any real property (the “Leased Real Property”). Seller has delivered to Buyer or its counsel a true and complete copy of every lease and sublease with respect to the Leased Real Property (the “Leases”).

3.13 Intellectual Property.

(a) “Intellectual Property” means trade secrets, inventions, know-how, formulae and processes, patents (including all reissues, divisions, continuations and extensions thereof), patent applications, trademarks, trademark registrations, trademark applications, service marks, service mark registrations, service mark applications, copy right registrations and copyright applications.

(b) Except for certain “shrink-wrap” and similar commercially available end-user software licenses and the Company’s rights under the QMSI License Agreement, the Company owns all the Intellectual Property that is registered or subject to an application for registration and which is set forth on Schedule 3.13(b) (the “Company Owned Intellectual Property”).

(c) except as described on Schedule 3.13(c) and except for certain “shrink-wrap” and similar commercially available end-user software licenses and the Company’s rights under the QMSI License Agreements, as of the Closing, the Company will not own any Intellectual Property that is registered or subject to an application for registration.

(d) Schedule 3.13(d) sets forth a list of all Contracts pursuant to which (i) any third party is authorized to use any Company Owned Intellectual Property (“Company Licenses”), and (ii) the Company is licensed to use Intellectual Property owned by a third party (“Third Party Licenses”).

3.14 Absence of Certain Changes or Events. Except for the execution and delivery of this Agreement and the transactions to take place pursuant hereto on or prior to the Closing Date, since the Interim Balance Sheet Date, (i) the U.S. Business has been conducted in the ordinary course of business consistent with past practice, and (ii) there has not been any Material Adverse Effect. Without limiting the foregoing, except as disclosed on Schedule 3.14, there has not occurred since the Interim Balance Sheet Date any event which would have required the consent of Buyer pursuant to Section 5.2 had this Agreement been in effect on such date.

3.15 Contracts.

(a) This Section 3.15 does not relate to Leases, such items being the subject of Section 3.12, or to Company Licenses or Third Party Licenses, such items being the subject of Section 3.13 or to the Ancillary Agreements, which Seller is making no representations or warranties about under this Agreement.

(b) Except with respect to the Ancillary Agreements and Contracts which are entered into in connection with the ROW Reorganization as contemplated by Section 5.8, Schedule 3.15(b) sets forth a list of each Contract to which the Company is party or by which the Company or any of its assets or properties are bound, including all amendments and supplements thereto, and which are in effect or pursuant to which the Company has any remaining Liability.

(i) for the purchase of materials, supplies, goods, services, equipment or other assets, which provides for annual payments by the Company of $50,000 or more;

(ii) for the sale by the Company of materials, supplies, goods, services, equipment or other assets, which provides for a specified annual minimum dollar sales amount by the Company of $50,000 or more;

(iii) between the Company on the one hand and any officer, employee or consultant of the Company whose annual salary is $50,000 or more on the other hand;

(iv) that requires the Company to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions;

(v) that is a note, debenture, bond, equipment trust, letter of credit, loan or other Contract for the borrowing or lending of money (other than to employees for travel expenses in the ordinary course of business) or agreement or arrangement for a line of credit or guarantee, pledge or undertaking of the Indebtedness of any other Person; in any such case which, individually, is in excess of $50,000;

(vi) that contains any provision or covenant prohibiting or limiting the ability of the Company to engage in any business activity or compete with any Person or prohibiting or limiting the ability of any Person to compete with the Company;

(vii) between the Company on the one hand and Seller or any officer, director or Affiliate (other than the Company) of Seller or the Company on the other hand, including those to be terminated prior to or as of the Closing Date;

(viii) relating to any partnership or joint venture, or any shareholder agreement or any other similar Contract with any Person;

(ix) relating to (A) the future disposition or acquisition of any asset or property, other than dispositions or acquisitions in the ordinary course of conduct of the U.S. Business consistent with past practice, and (B) any merger or other business combination;

(x) where the Company gives a material power of attorney to a third party, provided such power of attorney is still outstanding;

(xi) that (x) limits or contains restrictions on the ability of the Company to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its Capital Stock, to incur Indebtedness, to incur or suffer to exist any Lien, to purchase or sell any asset or property, to change the lines of business in which it participates or engages, or (y) requires the Company to maintain specified financial ratios or levels of net worth or other indicia of financial condition; and

(xii) that require the consent or waiver of any party to such Contract as a result of the transactions contemplated hereby or by the other Transaction Documents (other than the Ancillary Agreements).

(c) Subject to the obligation of the Company to terminate the Distribution Agreement, dated as of January 1, 2003, by and between Seller and the Company (the “Seller Distribution Agreement”) pursuant to Section 8.2(g), each Contract required to be disclosed on Schedule 3.12(b), Schedule 3.13(d) or Schedule 3.15(b) (collectively, the “Material Contracts”) is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company and to the Knowledge of Seller, any other party thereto, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, and (b) the availability of injunctive relief and other equitable remedies; and except as disclosed on Schedule 3.15(c) or as contemplated under Section 8.2(g), neither the Company nor, to the Knowledge of Seller, any other party to a Material Contract is, or has received notice that it is, in violation or breach of or default under any such Material Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Material Contract), except where such default would not reasonably be expected to have a Material Adverse Effect.

3.16 Litigation. Except as set forth on Schedule 3.16, there is no action, suit or proceeding, claim, arbitration, litigation or formal investigation by or before any Governmental Entity (each, an “Action”) pending or, to Seller’s Knowledge, threatened, against the Company or relating to the Acquisition or the U.S. Business. There is no unsatisfied judgment, penalty or award against the Company. The Company is in material compliance with each Order entered, issued or rendered by any Governmental Entity to which the Company is subject.

3.17 Employee Benefits.

(a) There are no Benefit Plans maintained or contributed to by Seller or any of its ERISA Affiliates (other than solely by the Company) for the benefit of any present or former directors, officers or employees of the Company.

(b) Schedule 3.17(b) (i) includes a true and complete list of all Benefit Plans maintained or contributed to by the Company (collectively, “Company Benefit Plans”) and (ii) identifies each of the Company Benefit Plans that is a Qualified Plan.

(c) Seller has delivered or made available to Buyer copies of (i) each Company Benefit Plan, and (ii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required.

(d) Except as set forth on Schedule 3.17(d), the Company does not maintain and is not obligated to provide benefits under any life, medical or health plan which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(e) Except as set forth on Schedule 3.17(e), neither the Company nor any of its ERISA Affiliates sponsors, maintains, participates in or has any material liability with respect to any Benefit Plan that is subject to Title IV of ERISA.

(f) Each Company Plan is in compliance in all material respects with all applicable provisions of ERISA and the Code and all other applicable Law.

(g) No event has occurred, and to the Seller’s Knowledge there exists no condition or set of circumstances in connection with any Company Benefit Plan, under which the Company, directly or indirectly (through any indemnification agreement or otherwise), could reasonably be expected to be subject to any risk of material liability under Section 409 of ERISA, Section 502(i) of ERISA, Title IV of ERISA or Section 4975 of the Code.

(h) There are no material pending or, to the Knowledge of Seller, threatened claims by or on behalf of any Company Benefit Plan, by any Person covered thereby, or otherwise, which allege violations of Law which could reasonably be expected to result in liability on the part of Buyer, the Company or any fiduciary of any such Company Benefit Plan, nor to the Knowledge of the Seller, is there any basis for such a claim.

(i) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company, or result in any limitation on the right of the Company to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property or in the form of benefits) by the Company in connection with the consummation of the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

3.18 Labor and Employment Matters.

(a) Schedule 3.18(a) contains a list of (i) the name of each officer and employee of the Company at the date hereof, together with each such person’s position or function, annual base salary or wages and any incentive or bonus arrangement with respect to such person in effect on such date, (ii) the severance benefits, if any, to which each such officer or employee would be entitled if such officer or employee were terminated by the Company, and (iii) any written employment Contract with each such officer or employee to which the Company is a party.

(b) The Company is not a party or subject to any labor union or collective bargaining Contract. To Sellers Knowledge, there are no pending labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any actions or arbitration which involve the labor or employment relations of the Company. The Company has complied in all material respects with all applicable Laws relating to the employment of labor, including, without limitation those relating to wages, hours and collective bargaining.

3.19 Environmental. To Seller’s Knowledge, (a) the Company is in compliance with all Laws relating to protection of the environment (“Environmental Laws”), (b) the Company possesses and is in compliance with all Authorizations required under Environmental Law for the conduct of the U.S. Business and (c) there are no actions pending against the Company alleging a violation of any environmental Law.

3.20 [Reserved].

3.21 Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or the Company or any of Seller’s other Affiliates.

3.22 Affiliate Transactions. Except as disclosed on Schedule 3.22(a), (i) there are no intercompany Liabilities between the Company, on the one hand, and Seller or any officer, director or Affiliate (other than the Company or Q-Med Ireland) of Seller or the Company, on the other, (ii) neither Seller nor any such officer, director or Affiliate (other than Q-Med Ireland) provides or causes to be provided any assets, services or facilities to the Company, (iii) the Company does not provide or cause to be provided any assets, services or facilities to Seller or any such officer, director or Affiliate (other than Q-Med Ireland) and (iv) the company does not beneficially own, directly or indirectly, any Equity Security issued by Seller or any such officer, director or Affiliate (other than Q-Med Ireland). Except as disclosed on Schedule 3.22(b), since the Interim Balance Sheet Date, all settlements of intercompany Liabilities between the Company on the one hand, and Seller or any such officer, director or Affiliate on the other, have been made, and all allocations of intercompany expenses have been made, in the ordinary course of conduct of the U.S. Business consistent with past practice.

3.23 Representations Relating to the U.S. Business. Capitalized terms used in Sections 3.23(a) through (i) but not otherwise defined in this Agreement shall have the meanings ascribed to them in the QMSI License agreement and capitalized terms used in Sections 3.23(j) through (k) but not otherwise defined in this Agreement shall have the meanings ascribed to them in the QMSI Supply Agreement.

(a) To Seller’s Knowledge, the clinical trials conducted by Seller and its Affiliates with respect to the Deflux Product and the Solesta Product were in all material respects performed in accordance with all applicable rules and good clinical practices when they were performed.

(b) Except for rights granted pursuant to the Ancillary Agreements or rights granted in the Q-Med Trademarks pursuant to license agreements with Seller’s distributors, Seller is the sole and exclusive owner of, and has all, subject to such rights as have been granted pursuant to the Prior Agreements, rights, title and interest in and to the Q-Med Patents and the Q-Med Trademarks in the jurisdictions in which such Q-Med Trademarks are registered, free and clear of all liens, security interests, charges, encumbrances or other adverse claims.

(c) All issued Q-Med Patents and registered Q-Med Trademarks are in full force and effect, all fees required to have been paid to maintain the validity of such Q-Med Patents and Q-Med Trademarks have been paid and Seller has not taken any action intended to result in the abandonment thereof.

(d) Except for rights that have expired or were terminated in writing prior to the date hereof and that no longer have any force or effect, and subject to such rights as have been granted pursuant to the Prior Agreements, Seller has not granted a right to any third Party to market, sell, promote, or distribute in the Territory a Licensed Product for use in the Licensed Field, except the Existing Distribution Arrangements and the Ancillary Agreements.

(e) None of the Q-Med IP, the Solesta Product or the Deflux Product is the subject of any notice or claim (including pending or, to seller’s Knowledge, unasserted, claims) to Seller regarding any infringement, misappropriation or misuse of any Third Party IP, and, to the Knowledge of Seller, no Third Party is infringing any Q-Med IP in connection with any manufacturing, use of sale of any product or process in the Licensed Field or Q-Med Field.

(f) To Seller’s Knowledge, none of the issued Q-Med Patents that are part of the Q-Med IP are invalid or unenforceable; and Seller has not made any claims, which are now outstanding, against a Third Party alleging infringement of any of the Q-Med Patents or Q-Med Trademarks in the Licensed Field.

(g) Neither this Agreement nor the other Transaction Documents shall result in Seller granting to any Third Party any right with respect to any Q-Med IP in the Licensed Field or Seller being bound by, or subject to, any non-compete or other restriction on the use of the Q-Med IP in the Licensed Field.

(h) Seller has received no notice from any Governmental Entity to the effect that it has not materially complied with or is not now in material compliance with any material Law relating to the Manufacture, use or sale of the Deflux Product or the Solesta Product;

(i) The Deflux trademark and the Deflux Product for use in the treatment of VUR in children in the U.S. does not infringe upon any patent or trademark rights of any Third Party. To Seller’s Knowledge, none of the Q-Med IP, the Deflux Product or the Solesta Product infringes upon, misappropriates, or misuses the intellectual property rights of any Third Party.

(j) Seller has not, during the past five (5) years, received any form 483 or warning letter (including foreign equivalents) with respect to the Manufacturing of the Licensed Products.

(k) Neither Seller nor any employees thereof, or any Subcontractors performing services for, or raw material or component suppliers providing such materials or components to, Seller is, to Seller’s Knowledge, (i) under investigation by the FDA for debarment action, (ii) presently debarred under the regulations of the FDA, or (iii) presently debarred pursuant to the Generic Drug Enforcement Act of 1992 (21 U.S.C. 301 et seq.).

3.24 Sufficiency.

(a) As of the Closing, the assets and properties and rights under Contracts of the Company (including the Transaction Documents, but not including any assets, properties or Contracts to be terminated or transferred from the Company to Seller on or prior to the Closing as described in this Agreement or disclosed in Schedule 3.24) constitute all of the assets and rights that are necessary for the Company to operate the U.S. Business as of and immediately after the Closing Date in the same manner as the U.S. Business was operated immediately prior to the Closing Date in all material respects.

3.25 Accounts Receivable. Except as disclosed on Schedule 3.25(a), the accounts and notes receivable of the Company reflected on the Interim Balance Sheet, and all accounts and notes receivable arising subsequent to the Interim Balance Sheet Date, (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, (iii) are not subject to any valid set-off or counterclaim, (iv) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement, (v) are collectible in the ordinary course of conduct of the U.S. Business consistent with past practice in the aggregate recorded amounts thereof, net of any applicable reserve reflected in the Interim Balance Sheet, and (vi) are not the subject of any actions or proceedings brought by or on behalf of the Company. Schedule 3.25(b) sets forth a description of any security arrangements and collateral securing the repayment or other satisfaction of receivables of the Company. All steps necessary to render all such security arrangements legal, valid, binding and enforceable, and to give and maintain for the Company a perfected security interest in the related collateral, have been taken.

3.26 Inventory. All Inventory reflected on the Interim Balance Sheet consisted, and all Inventory acquired since the Interim Balance Sheet Date, consists of a quality and quantity usable and salable in the ordinary course of conduct of the U.S. Business consistent with past practice, subject to normal and customary allowances in the industry for spoilage, damage and outdated items. Except as disclosed in the notes to the Financial Statements, all items included in the Inventory are the property of the Company, free and clear of any Lien other than Permitted Liens, have not been pledged as collateral, are not held by the Company on consignment from others and conform in all material respects to all standards applicable to such Inventory of its use or sale imposed by any Governmental Entity.

3.27 Disclosure. All material facts relating to the U.S. Business and the condition of the Company required to be disclosed under Article III of this Agreement have been disclosed to Buyer in or in connection with this Agreement. No representation or warranty contained in Sections 3.1 through 3.26 and no statement contained in the Seller Disclosure Schedule or in any certificate furnished by Seller pursuant to this Agreement relating to the Company or the U.S. Business contains any untrue statement of a material fact or omits to state a material fact necessary in order to make such statements herein or therein, in the light of the circumstances under which they were made, not misleading.

3.28 Representations and Warranties Relating to Q-Med Ireland.

(a) Organization and Good Standing. Q-Med Ireland is an entity duly organized, validly existing and in good standing under the Laws of the Republic of Ireland, has all requisite corporate or similar power to own and lease its properties and is not in default under its Charter Documents.

(b) Capitalization. The Company owns all outstanding shares of Capital Stock of Q-Med Ireland and Q-Med Ireland does not have outstanding any other shares of Capital Stock or any other Equity Securities.

(c) No Conflicts; Authorization. The consummation of the Acquisition and the performance by Seller of the other transactions contemplated hereby will not, (i) violate the provisions of any of the Charter Documents of Q-Med Ireland, (ii) assuming compliance by Seller with the matters referred to in Section 3.5(b), violate any Law applicable to Q-Med Ireland, or (iii) result in the creation of any Liens (other than Permitted Liens) upon any of the assets owned or used by Q-Med Ireland.

(d) Books and Records. The minute books and other similar records of Q-Med Ireland contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders, the board of directors and committees of the board of directors of Q-Med Ireland. The stock transfer ledgers and other similar records of Q-Med Ireland accurately reflects all record transfers prior to the Closing in the Capital Stock of Q-Med Ireland to the extent that the relevant transfer instruments have prior to the Closing been duly stamped for Irish stamp duty purposes.

(e) ROW Liabilities. Q-Med Ireland has no Liabilities other than the ROW Liabilities.

(f) Compliance with Law. To Seller’s Knowledge, Q-Med Ireland is in material compliance with all material Laws and Orders to which Q-Med Ireland is subject as of the Closing.

(g) Title to Personal Properties. All tangible personal property owned by Q-Med Ireland is free and clear of all Liens, other than Permitted Liens, and is in good working order and condition, ordinary wear and tear excepted, and its use complies in all material respects with all applicable Laws.

(h) Intellectual Property. Except for certain “shrink-wrap” and similar commercially available end-user software licenses and Q-Med Ireland’s rights under the Ireland License Agreements, Q-Med Ireland does not own any Intellectual Property that is registered or subject to an application for registration.

(i) ROW Contracts. Except for the ROW Ancillary Agreements, the ROW Notes, the ROW Asset Purchase Agreements or ROW Contracts, Q-Med Ireland is not party to any Contract. The ROW Notes and ROW Contracts are in full force and effect and constitute a legal, valid and binding agreement, enforceable in accordance with its terms, of Q-Med Ireland, and to the Knowledge of Seller, any other party thereto, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, and (b) the availability of injunctive relief and other equitable remedies.

(j) Litigation. (i) There is no Action pending or, to Seller’s Knowledge, threatened, against Q-Med Ireland, (ii) there is no unsatisfied judgment, penalty or award against Q-Med Ireland, and (iii) Q-Med Ireland is in material compliance with each Order entered, issued or rendered by any Governmental Entity to which Q-Med Ireland is subject.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that each statement contained in this Article IV is true and correct, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, except as qualified by the disclosure schedule dated and delivered as of the date hereof by Buyer to Seller (the “Buyer Disclosure Schedule”), which is attached to this Agreement and is designated therein as being the Buyer Disclosure Schedule. The Buyer Disclosure Schedule shall consist of schedules corresponding to each Section of this Article IV. References to “Schedules” in this Article IV shall be references to the applicable schedule contained in the Buyer Disclosure Schedule.

4.1 Organization and Good Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, has all requisite limited liability company power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except where the failure to be so qualified would not reasonably be expected to have a Buyer Material Adverse Effect. Schedule 4.1 lists all jurisdictions in which Buyer is qualified to do business.

4.2 Authority and Enforceability. Buyer has the requisite power and authority to enter into this Agreement and to consummate the Acquisition. The execution and delivery of this Agreement and the consummation of the Acquisition have been duly authorized by all necessary action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, and (b) the availability of injunctive relief and other equitable remedies.

4.3 No Conflicts; Authorizations.

(a) The execution and delivery of this Agreement of Buyer do not, and the consummation of the Acquisition and the performance by Buyer of the other transactions contemplated hereby will not, (i) violate the provisions of any Charter Document of Buyer, (ii) violate any Contract to which Buyer is a party, (iii) assuming compliance by Buyer with the matters referred to in Section 4.3(b), violate any Law applicable to Buyer, or (iv) result in the creation of any Liens (other than Permitted Liens) upon any of the assets owned or used by Buyer, except in each such case where such violation or Lien would not reasonably be expected to impair or delay in any material respect the ability of Buyer to perform its obligations under this Agreement.

(b) No Authorization or Order of, registration, declaration or filing with, or notice to, any Governmental Entity is required by Buyer in connection with the execution and delivery of this Agreement, the consummation of the Acquisition or the performance of the transactions contemplated hereby, except for such Authorizations, Orders, declarations, filings and notices as may be required under the HSR Act and the Other Antitrust Laws and for the notifications set forth in Section 7.6

4.4 Litigation. There is no Action pending or, to the knowledge of Buyer, threatened, against Buyer or relating to the Acquisition. There is no unsatisfied judgment, penalty or award against Buyer. The Buyer is in material compliance with each Order entered, issued or rendered by any Governmental Entity to which Buyer is subject.

4.5 Purchase for Investment. The Shares purchased by Buyer pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, Buyer shall not offer to sell or otherwise dispose of, or sell or otherwise dispose of, the Shares so acquired by it in violation of any of the registration requirements of the Securities Act of 1933 (as amended).

4.6 Availability of Funds. Buyer will have cash available at Closing (the “Financing”) sufficient to enable it to consummate the Acquisition.

4.7 Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any Affiliate of Buyer.

ARTICLE V

COVENANTS OF SELLER

5.1 Conduct of U.S. Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, except with the consent of Buyer (which shall not be unreasonably withheld or delayed) or as contemplated by Section 5.8, Seller shall cause the Company to maintain its corporate existence, carry on the U.S. Business in the ordinary course and in a manner consistent with past practice during the twelve (12) months immediately preceding the date of this Agreement, use its commercially reasonable efforts to preserve intact its material business relationships with customers, suppliers, distributors and others having business dealings with it, and to keep available the services of its officers and key employees. Without limiting the generality of the foregoing, Seller will:

(a) except to the extent required by applicable Law, (i) cause the books and records of the Company to be maintained in the usual, regular and ordinary manner, and (ii) not permit any material change in any pricing, investment, accounting, financial reporting, Inventory, credit, allowance or Tax practice or policy of the Company;

(b) cause the Company to comply, in all material respects, with all Laws and Orders applicable to the Company relating to the U.S. Business and promptly following receipt thereof give Buyer copies of any notice received from any Governmental Entity or any other person or entity alleging any material violation of any such Law or Order; and

(c) promptly provide to Buyer written notice of any formal action taken, or non-privileged communication made, by any party to any Prior Agreements insofar that such action or communication relates to or has an impact on the Licensed Product.

5.2 Negative Covenants. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, except as expressly provided in this Agreement, including, without limitation, as contemplated by Section 5.8, Seller shall not permit the Company to, without the consent of Buyer (which shall not unreasonably be withheld, delayed or conditioned):

(a) purchase or sell any property or assets except in the ordinary course of business;

(b) except as set forth on Schedule 5.2(b), enter into any Lease, Company License, Third Party License or Contract that would be required to be listed as a Material Contract if such Contract were in effect on the date hereof;

(c) make any capital expenditure or commit to make any capital expenditure which in any one case exceeds $5,000 or capital expenditures which in the aggregate exceed $20,000; provided that this restriction shall not apply to capital expenditures that are (i) set forth on Schedule 5.2(c), (ii) consistent with the level of capital expenditures for fiscal year 2008, or (iii) undertaken in order to replace or repair capital goods of the Company in the ordinary course of business;

(d) mortgage, pledge or subject to Liens, other than Permitted Liens, any properties or assets of the Company except pursuant to existing Contracts;

(e) amend its Charter Documents;

(f) issue, amend the terms of, or declare or pay any dividend or make any other payment or distribution with respect to, its Equity Securities;

(g) except as set forth in Schedule 5.2(g) (i) increase the wages, salaries, compensation, severance, pension or other benefits payable to any other officer, employee or consultant of the Company, (ii) pay any bonus or other amount to any officer, employee or consultant of the Company, (iii) modify in any material respect any Company Benefit Plan, except to the extent required by applicable Law or (iv) adopt, enter into or become bound by any new employment, deferred compensation, severance, retirement or other agreement or arrangement providing for additional or different benefits with any officer, employee or consultant of the Company than those payable on the date hereof, in each case other than (A) pursuant to existing Contracts or Company Benefit Plans or (B) for non-executive employees in the ordinary course of business.

(h) make any representation or promise, oral or written, to any officer, employee or consultant of the Company concerning any Company Benefit Plan, except for statements as to the rights or accrued benefits of any officer, employee or consultant under the terms of any Company Benefit Plan, except as required by applicable Law;

(i) (i) amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to (A) any Lease, Company, License, Third Party License or Material Contract or (B) any material Authorization owned, held, possessed or lawfully used by the Company, or (ii) grant any irrevocable powers of attorney;

(j) engage in any Person in any merger or other business combination;

(k) violate, breach or default under in any material respect, or take or fail to take any action that (with or without notice or lapse of time or both) would constitute a material violation or breach of, or default under ,any term or provision of any Authorization owned, held, possessed or lawfully used by the Company or any Lease, Company License, Third Party License or Contract to which the Company is a party or by which any of its assets or properties is bound;

(l) make any write-off or write-down of, or determine to write off or write down any of the assets and properties of the Company except in the ordinary course of conduct of the U.S. Business consistent with past practice;

(m) make or change any Tax election of the Company, change an annual accounting period of the Company, adopt or change any accounting method of the Company, file any amended Tax Return of the Company, enter into any closing agreement relating to the Company, settle any Tax claim or assessment relating to the Company, surrender any right of the Company to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing by the Company of any Tax Return or the payment by the Company of any Tax, if such election, change, adoption or other action could reasonably be expected to have the effect of increasing the Tax liability of the Company for any Tax period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;

(n) enter into any agreement to transfer any Company Owned Intellectual Property; or

(o) agree, whether in writing or otherwise, to do any of the foregoing.

5.3 Access to Information. Seller shall, and shall cause its representatives, the Company, to afford to Buyer and its accountants, counsel and other representatives reasonable access, upon reasonable notice during normal business hours prior to the Closing, to the personnel, properties, books and Contracts relating to the U.S. Business; provided that such access does not unreasonably disrupt the normal operations of Seller, its Affiliates or its representatives; and provided, further, that Buyer shall not have access to individual performance or evaluation records, medical histories or other information that in Seller’s opinion is sensitive or the disclosure of which could reasonably be expected to subject Seller and the Company to risk of liability and Buyer shall not be entitled to conduct any invasive sampling or testing with respect to the properties of any Person. With respect to the exchange of competitively sensitive information, including but not limited to, strategic and marketing plans, pricing material and customer specific data, outside counsel will be consulted prior to the exchange of such information.

5.4 Resignations. On the Closing Date, Seller shall cause to be delivered to Buyer duly signed resignations, effective as of the Closing, of all members of the board of directors of their positions as directors and of their positions as officers of the Company and Q-Med Ireland; provided that no such resignation by any individual shall be a resignation from employment with the Company or Q-Med Ireland, as applicable, if such individual is so employed except as otherwise expressly provided in this Agreement.

5.5 Indebtedness; Release of Liens. On or prior to the Closing Date, Seller shall (i) extinguish or cause to be extinguished, as the case may be, (A) all Indebtedness of the Company, (B) all guarantees by the Company of any Indebtedness of Seller and any Affiliate of Seller (other than the Company), and (C) all Liens encumbering the Company or any of the Company’s assets and properties, other than Permitted Liens, and (ii) terminate all Contracts between the Company on the one hand and Seller or any officer, director or Affiliate (other than the Company or Q-Med Ireland) of Seller, on the other hand (other than the Transaction Documents or any agreements executed and delivered in connection with the ROW Reorganization), in each case without any Liability to the Company and otherwise on terms reasonably satisfactory to Buyer.

5.6 Notification. Seller shall notify Buyer in writing of the existence or happening of any fact, event or occurrence which should be included in the Seller Disclosure Schedule in order to make the representations and warranties set forth in Article III true and correct in all respects at the Closing (each such additional written disclosure, a “Seller Disclosure Schedule Supplement”), it being understood and agreed that solely the delivery of such information shall not in any manner constitute a waiver by Buyer of any of the conditions precedent to the Closing hereunder nor, except as otherwise set forth in this Section 5.6, a waiver of any rights of indemnification to the extent the Closing occurs notwithstanding such disclosure. If, and only if, (a) the fact, event or occurrence set forth in a Seller Disclosure Schedule Supplement (and not just Seller’s discovery thereof) occurred after the date hereof, (b) such fact, event or occurrence was not a result of Seller’s breach of any of its covenants or agreements hereunder, and (c) Buyer is not obligated to consummate the Acquisition pursuant to Section 8.2(a) by virtue of such fact, event or occurrence, but Closing nevertheless occurs, the delivery of such Seller Disclosure Supplement will be deemed to have (i) amended the Seller Disclosure Schedule, (ii) qualified the representations and warranties contained in Article III and (iii) cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of such fact, event or occurrence.

5.7 Financial Statements.

(a) Seller shall, if requested by Buyer during the period ending on the second anniversary of the Closing Date, provide, or cause to be provided, to Buyer reasonable assistance and cooperation in Buyer’s efforts to prepare, including by obtaining cooperation from Seller’s outside auditors, at Buyer’s expense, (i) audited statements of the assets and liabilities, results of operations and cash flows of the “business” being acquired by Buyer pursuant to this Agreement (as such term is used in Article 11 of Regulation S-X), in each case as of and for the periods ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively, (ii) unaudited statements of the assets and liabilities, results of operations and cash flows of the “business” being acquired by Buyer pursuant to this Agreement, in each case as of and for the period commencing on January 1, 2009 and ending on the Closing Date and as of and for the comparable period during 2008, and (iii) related information required under Regulation S-K as of and for each of the years in the five-year period ended December 31, 2008 and as of and for the interim period referred to in clause (ii) above; in each case as required to comply with the applicable rules and regulations of the Commission in connection with the preparation of a registration statement to be filed with the Commission relating to the offer and sale of securities by Buyer or any successor thereto.

(b) The statements described in clause (a) above and prepared in accordance with this Section 5.7 shall not have any effect on the provisions of Sections 2.4 and 2.5.

5.8 ROW Reorganization. References to “Schedules” in this Section 5.8 shall be references to the applicable schedule contained in the Seller Disclosure Schedule.

(a) Prior to the Closing, and subject to Section 5.8(c), Seller shall take or cause to be taken the following actions (collectively, such actions, the “ROW Reorganization”) in the following order.

(i) first, a Limited Company shall be formed under the laws of the Republic of Ireland as a Subsidiary of Seller (such entity, “Q-Med Ireland”), and Seller shall instruct each of its representative assisting with the formation of Q-Med Ireland that (1) Q-Med Ireland shall be managed and controlled in Ireland such that it is tax resident in the Republic of Ireland for the purposes of Article 4 of the Ireland – Sweden Double Taxation Agreement, (2) Q-Med Ireland shall promptly be registered for tax purposes in the Republic of Ireland (utilizing form TR2), and (3) such representative shall consult with Buyer and consider Buyer’s comments in good faith prior to undertaking any action to be taken pursuant to this Section 5.8(a)(i); provided that Seller shall have no liability for any action of its representatives in connection with the actions to be taken pursuant to this Section 5.8(a)(i), if such representatives fails to comply with such instructions; and

(ii) second,

(A) all rights to distribute the Deflux Product and the Solesta Product under distribution agreements between Seller and any of its Affiliates, including those set forth on Schedule 5.8(a)(ii)(A) shall be terminated effective as of the Closing;

(B) Seller shall deliver and shall cause its Affiliates to deliver, as applicable, notices of termination with respect to the rights to distribute the Deflux Product and the Solesta Product under the distribution agreements between Seller or its Affiliates, as applicable, on the one hand, and any third party, on the other hand, including those set forth on Schedule 5.8(a)(ii)(B);

(C) In consideration for the issuance by Q-Med Ireland of Capital Stock to Seller, Seller shall grant to Q-Med Ireland the exclusive right to market and sell Licensed Product in all territories other than the U.S. such grant to be effected by Seller and Q-Med Ireland entering into the Ireland License Agreement;

(D) Q-Med Ireland and Seller shall enter into the Ireland Supply Agreement;

(E) Q-Med Ireland and Seller shall enter into the Ireland Quality Agreement;

(F) Seller and certain of its Affiliates (collectively, the “ROW Seller Group”) shall assign, transfer and convey to Q-Med Ireland the Contracts set forth on Schedule 5.8(a)(ii)(F)(1) (such Contracts, the “ROW Contracts”) and the other assets set forth on Schedule 5.8(a)(ii)(F)(2) (such assets, together with Q-Med Ireland’s rights under the ROW Ancillary Agreements and the ROW Contracts, the “ROW Assets”) and the Q-Med Ireland shall assume (1) all Liabilities in respect of the ROW Contracts but only to the extent that such Liabilities thereunder are required to be performed after the Closing Date, and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Seller or any of its Affiliates on or prior to the Closing and (2) any other Liabilities of the ROW Seller Group which are mutually acceptable to Buyer and Seller as evidenced by the assumption thereof pursuant to the terms of any of the ROW Asset Purchase Agreements (such liabilities, together with the ROW Notes, the “ROW Liabilities”); and

(G) The ROW Seller Group and Q-Med Ireland shall consummate the transactions described in Section 5.8(a)(ii)(F) pursuant to the terms of one or more agreements (collectively, the “ROW Asset Purchase Agreements”) for the assignment of the ROW Assets in exchange for the assumption of the ROW Liabilities and the issuance of one or more promissory notes issued by Q-Med Ireland to the respective transferee (collectively, the “ROW Notes”) which agreements shall be prepared by the ROW Seller Group (subject to Buyer’s consent rights as provided in Section 5.8(c)), it being understood that, notwithstanding Section 5.8(c), no member of the ROW Seller Group shall be required to make any representations or warranties or provide any indemnification to Buyer, its Affiliates, the Company or Q-Med Ireland in connection therewith including, without limitation, with respect to the ROW Assets assigned or the ROW Liabilities assumed by Q-Med Ireland other than pursuant to the representations and warranties contained in Article III and the indemnification provisions of Article X or as set forth in the ROW Ancillary Agreements; and

(iii) third, Seller shall contribute all of its Capital Stock of Q-Med Ireland to the Company as a shareholder contribution, it being understood that Seller shall not be required to make any representations or warranties or provide any indemnification to Buyer, its Affiliates, the Company or Q-Med Ireland in connection therewith including, without limitation, with respect to the ROW Assets assigned or the ROW Liabilities assumed by Q-Med Ireland other than pursuant to the representations and warranties contained in Article III and the indemnification provisions of Article X or as set forth in the ROW Ancillary Agreements.

(b) The aggregate principal amount of the ROW Notes shall be equal to One Hundred Fifty Thousand Dollars ($150,000.00) and the principal amount of each such ROW Note shall be stated in U.S. dollars. The ROW Notes shall bear interest at an annual rate of 5% compounded quarterly, be due and payable in full not later than the one year anniversary of the Closing Date (but shall be repayable at any time after the Closing without being subject to any penalties upon such repayment) and, subject to Buyer’s rights under Section 5.8(c), contain such other provisions as Seller reasonably determines.

(c) Before finalizing any material action or document with respect to the ROW Reorganization described in Sections 5.8(a)(i), 5.8(a)(ii)(C) through (G), 5.8(a)(iii), 5.8(b) or 5.8(d), Buyer shall be given reasonable opportunity to comment upon and discuss with Seller such action, and Seller will consider Buyer’s comments in good faith. Notwithstanding the foregoing, all Contracts and other documents executed by or on behalf of Q-Med Ireland or filed with any Governmental Agency in relation to Q-Med Ireland, shall be in form and substance reasonably satisfactory to Buyer, and except as explicitly set forth in this Section 5.8, prior to the Closing Date, Q-Med Ireland shall not undertake any action whatsoever without the prior consent of Buyer.

(d) From the date hereof, Seller shall use commercially reasonable efforts to cause the Contracts set forth on Schedule 5.8(d) to be assigned to Q-Med Ireland, and Q-Med Ireland shall assume all Liabilities in respect of such assigned Contracts but only to the extent that such Liabilities thereunder are required to be performed after the Closing Date, and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Seller or any of its Affiliates on or prior to the date of the assignment of such Contract, and each such Contract so assigned prior to the Closing shall be an “ROW Contract” for all purposes of this Agreement, and the Liabilities so assumed shall be “ROW Liabilities” for all purposes of this Agreement.

ARTICLE VI

COVENANTS OF BUYER

6.1 Confidentiality. The Parties acknowledge that the information being provided to them in connection with the consummation of the Acquisition is subject to the terms of a Confidentiality Agreement, dated as of September 25, 2008, between Oceana Therapeutics, Inc. and Seller (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Following the Closing, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms. Subject to the provisions of the Ancillary Agreements, following the closing, the confidentiality restrictions contained herein in the Confidentiality Agreement will not apply to Buyer’s use of documents and information concerning the Company, the U.S. Business, Q-Med Ireland, the ROW Assets or ROW Liabilities (except to the extent that such documents and information contain information related to Seller and its Affiliates (other than the Company or Q-Med Ireland) or the Licensed Products or development activities of any of them).

6.2 No Use of Certain Names. At least five (5) Business Days prior to the Closing, Buyer shall prepare in good faith and deliver to Seller all certificates, documents or instruments necessary to cause (i) the name of the Company and Q-Med Ireland to be changed to names selected by Buyer that does not include any Name and (ii) the Company and Q-Med Ireland to file applications to amend or terminate any certificate of assumed name or d/b/a or foreign filings so as to eliminate the right of the Company or Q-Med Ireland to use the Names. Seller shall cause all such certificates, document or instruments to be filed prior to the Closing. “Names” means “Q-Med”, “Q-Med AB”, “Q-Med Scandinavia Inc.”, “Solesta”, “Deflux” or any other name of any product of Seller or any name, logo or trademark that includes the aforementioned names, any variations and derivatives thereof. It is hereby understood and agreed that it is contemplated that the Company shall continue to have the rights to use certain of the Names in connection with the sale and marketing of certain products of Seller, as such rights are contemplated to be more fully set forth in the other Transaction Documents and/or other separate agreements between Buyer and Seller. Buyer shall execute and deliver such documents and other instruments and take such further actions as may reasonably be requested by Seller to transfer any Names to Seller or any of its Affiliates.

6.3 Employee Matters. Buyer shall provide the individuals listed on Schedule 3.18(a) (the “Continuing Employees”), while employed by the Company, with compensation and benefits provided to similarly situated employees of Buyer. Nothing contained in this Section 6.3 shall be construed to grant any Continuing Employee any right to continued employment after the Closing Date. Seller shall promptly reimburse Buyer for any severance payments required to be made, pursuant to severance arrangements in effect immediately prior to the Closing, to the Continuing Employees as a consequence of any termination of any such employee’s employment with the Company.

6.4 Support Services. Buyer agrees that as of the Closing Date, other than as may be contemplated by the Transactions Documents, Seller shall have no obligation to provide any support or other services to the Company (including any of the services for which allocations were previously paid by the Company).

6.5 Financing. Buyer agrees not to take any action between the date of this Agreement and the Closing Date that would reasonably be expected to make the Financing unavailable for any reason, provided, however, that notwithstanding the foregoing, Buyer shall always be permitted to provide information concerning the Company, the U.S. Business, Q-Med Ireland, the ROW Assets and the ROW Liabilities (including developments related thereto) and the status of this Agreement and the other Transaction Documents to its Financing sources, subject to the terms of the Confidentiality Agreements and any other similar agreement.

ARTICLE VII

ADDITIONAL COVENANTS OF BUYER AND SELLER

7.1 Regulatory Approvals; Consents.

(a) Seller will, and will cause the Company to, as promptly as practicable (i) take all commercially reasonable steps necessary or desirable to obtain all consents and give all notices set forth in Schedule 7.1(a), (ii) provide such other information and communications to such Governmental Entity or other Persons or Buyer or such Governmental Entity or other Person may reasonably request in connection therewith and (iii) cooperate with Buyer in connection with the performance of its obligations under subsection (b).

(b) Buyer will as promptly as practicable (i) take all commercially reasonable steps necessary or desirable to obtain all consents and give all notices set forth in Schedule 7.1(b), (ii) provide such other information and communications to such Governmental Entity or other Persons or Seller or such Governmental Entity or other Person may reasonably request in connection therewith and (iii) cooperate with Seller and the Company in connection with the performance of their obligations under subsection (a).

(c) In addition to and not in limitation of the Parties’ covenants contained in this Section 7.1, Seller and Buyer will (a) take promptly all actions necessary to make the filings required of the Parties or their respective Affiliates under the HSR Act, (b) comply at the earliest practicable date with any request for additional information received by the respective Party (or their respective Affiliates) from the Federal Trade Commission or the Antitrust Division of the Department of Justice pursuant to the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by either the Federal Trade Commission or the Antitrust Division of the Department of Justice.

(d) Each of the Parties will provide prompt notification to the other Party when any consent, approval, action, filing or notice referred to in clause (a)(i), (b)(i), or (c)(i), as the case may be, is obtained, taken, made or given, as applicable, and will advise the other Party of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental Entity or other Person regarding any of the transactions contemplated by this Agreement or any other Transaction Document (other than the Ancillary Agreements).

7.2 Public Announcements. At all times at or prior to the Closing, Buyer and Seller will consult with each other and will mutually agree (the agreement of each Party not to be unreasonably withheld or delayed) upon the content and timing of any press release or other public statements with respect to the Acquisition and the transactions contemplated hereby and by the other Transaction Documents (other than the Ancillary Agreements). Except as set forth above, prior to the Closing, neither Buyer nor Seller shall, nor shall any of their respective Affiliates, without the approval of the other Party, issue any press releases or otherwise make any public statements with respect to the Acquisition or the transaction contemplated by this Agreement and the other Transaction Documents (other than the Ancillary Agreements), except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or stock market, in which case the Party required to make the release or announcement shall allow the other Party reasonable time to comment on such release or announcement in advance of such issuance; provided that each of the Parties may make internal announcements to their respective employees that are consistent with the Parties’ prior public disclosures regarding the Acquisition. Seller and Buyer will also obtain the other Party’s prior approval of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement and the other Transaction Documents (other than the Ancillary Agreements).

7.3 Tax Matters.

(a) Preparation and Filing of Tax Returns.

(i) Seller shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns of the Company for all Tax periods which begin before the Closing Date and end on or prior to the Closing Date; and all Tax Returns of the Company for Straddle Periods that are filed on or prior to the Closing Date. As to any such Tax Returns filed after the Closing Date, (A) Seller shall permit Buyer to review and comment on each such Tax Return prior to its filing and Seller agrees to consider in good faith Buyer’s comments in preparing the final version of such Tax Returns that are filed, (B) Buyer shall timely pay or cause the Company to timely pay all Taxes shown to be due and payable thereon solely to the extent the amount of such Taxes were included as a current liability in the calculation of Final Working Capital and (C) Seller shall, at least 3 Business Days prior to the due date therefor, pay or cause or caused to be paid to the Company all Taxes shown to be due and payable thereon that are not described in Section 7.3(a)(i)(B). Seller shall deliver a copy of each such Tax Return to Buyer promptly after filing.

(ii) Buyer shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns of the Company for Straddle Periods that are filed after the Closing Date (“Straddle Period Tax Returns”) which Tax Returns shall be prepared in a manner consistent with past practice of the Company, unless such past practice is determined by Buyer and Seller in good faith to be unlawful. Buyer shall provide Seller with a draft of the Straddle Period Tax Returns at least 10 Business Days prior to the filing of such returns. Seller shall have the right to comment on the Straddle Period Tax Returns prior to their filing, and those Tax Returns will be revised and filed to reflect changes suggested by the Seller unless Buyer and/or the Company reasonably determines in good faith that Seller’s suggested changes are contrary to applicable Law or inconsistent with prior practice. Buyer shall deliver a copy of each such Straddle Period Tax Return to Seller promptly after filing.

(b) Cooperation in Filing Tax Returns. Buyer and Seller shall, and shall each cause its Subsidiaries and Affiliates to, provide to the other such cooperation and information, as and to the extent reasonably requested, in connection with the filing of any Tax Return, amended Tax Return or claim for refund, determining liability for Taxes or a right to refund of Taxes, or in conducting any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller shall retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations on assessment (taking into account any extensions thereof) of the respective taxable periods.

(c) Payment of Transfer Taxes and Fees. Notwithstanding any other provision of this Agreement to the contrary, (i)(A) Buyer shall be responsible for the payment of all Transfer Taxes arising out of or in connection with the transactions described in Sections 5.8(a)(i), 5.8(a)(ii)(C) through (G), 5.8(a)(iii) and 5.8 (b) of this Agreement and, in addition and without duplication, all Transfer Taxes that would not have been imposed but the for the use of an Irish subsidiary to acquire the assets pursuant to the transactions described in Section 5.8; provided that the responsibility for payment of any Transfer Taxes arising as a result of any payments under the Ancillary Agreements shall be as described in those agreements (“Buyer Transfer Taxes”), (B) Buyer shall file all necessary documentation and Tax Returns with respect to Transfer Taxes it is responsible to pay under Section 7.3(c)(i)(A); and (C) Buyer shall indemnify, defend, and hold the Seller and the Seller Indemnified Parties harmless with respect to Transfer Taxes Buyer is responsible to pay under Section 7.3(c)(i)(A); and (ii)(A) Seller shall be responsible for the payment of all Transfer Taxes arising out of or in connection with the transactions effected pursuant to this Agreement other than those that Buyer is responsible to pay under Section 7.3(c)(i)(A) and those that Seller is not obligated to indemnify for pursuant to Section 10.2(c); provided that, the responsibility for payment of any Transfer Taxes arising as a result of any payments under the Ancillary Agreements shall be as described in those agreements, (B) Seller shall file all necessary documentation and Tax Returns with respect to Transfer Taxes it is responsible to pay under Section 7.3(c)(ii)(A), and (C) Seller shall indemnify, defend, and hold the Buyer harmless with respect to Transfer Taxes Seller is responsible to pay under Section 7.3(c)(ii)(A). Except as required by Law, Buyer and Seller agree that Seller shall not report or collect any value added taxes with respect to the transactions described in Sections 5.8(a)(ii)(C)-(G); provided that as provided in Section 7.3(c)(i)(A), Buyer shall be responsible to pay any such value added taxes (and any additions thereto) actually imposed by a taxing authority; and provided, further, that Seller shall consult with Buyer prior to reporting or collecting any such value added taxes and shall make commercially reasonable efforts to determine before the Closing Date whether reporting or collecting such value added taxes is required by Law.

(d) Termination of Tax Sharing Agreements. Seller shall terminate any and all Tax allocation or sharing agreements binding the Company as of the day before the Closing Date.

(e) Except as required by Law, neither Buyer nor any of its Affiliates (including after the Closing, the Company) shall, without the prior written consent of Seller (which consent shall not be unreasonably withheld, delayed or conditioned), (i) make or change any Tax election affecting a taxable period ending on or before the Closing Date of Company, (ii) amend, re-file or otherwise modify (or grant an extension of any applicable statute of limitations on assessment with respect to) any Tax Return prepared by Seller or any of its Affiliates (including before the Closing, the Company) relating to a taxable period ending on or before the Closing Date or (iii) take any action that results in any increased Tax liability (including a reduction in a refund) or reduction of any Tax asset of the Company (or Seller or any of its Affiliates) in respect of a taxable period ending on or before the Closing Date; provided that, if the Buyer or an Affiliate is required by Law to take any action described in clauses (i), (ii) and/or (iii), Buyer will provide prior written notice of such action to Seller.

(f) If, following the Closing Date, a refund of Pre-Closing Taxes (the “Refund”) is received by or credited to the account of the Company, Buyer shall cause the Company to pay the amount of the Refund (reduced by reasonable third party expenses incurred by Buyer in obtaining the Refund) to Seller to the extent such Refund exceeds the amount (if any) of such Refund that is included as a current asset in Final Working Capital, as finally determined pursuant to Section 2.5 of this Agreement, except to the extent that such Refund is attributable to the carryback of a net operating loss, net capital loss, tax credit or other tax attribute arising in any Tax Period beginning after the Closing Date, with the amount of such Refund that is so attributable determined by comparing the amount of the Refund computed with and without all such tax attributes that are relevant; provided that, the Company shall be entitled to retain the amount of such Refund as a set-off against (and only to the extent of) any outstanding indemnity obligation owed by Seller or any Affiliate to any Buyer Indemnified Party pursuant to Article X herein following final adjudication (including settlements agreed to be Buyer and Seller) of the merits and amount of the indemnification claim reflecting Seller’s liability therefore and for which no additional appeal (other than to the US Supreme Court) is available or will be exercised.

7.4 Insurance. Effective 11:59 p.m. on the Closing Date, the Company shall cease to be insured by each of the material insurance policy and fidelity bond which covers the Company or its businesses, properties, assets, directors or employees set forth on Schedule 7.4 of the Seller Disclosure Schedule and one other such policy the disclosure of which would render such policy void. Except as otherwise set forth in this Agreement, with respect to events or circumstances covered by insurance coverage under such policies, written on an “occurrence basis”, Seller and its Affiliates will have no liability for occurrences or Losses that take place on or after 11:59 p.m. on the Closing Date; provided that with respect to insurance coverage written on an “occurrence basis” and for which the Company was an insured under such policies, then (i) the Company shall continue to have rights under such policies to the extent the events giving rise to a claim under such policies occurred prior to 11:59 p.m. on the Closing Date, and (ii) Seller agrees to cooperate with the Company in making claims under such policies in connection with insurable events that occurred prior to 11:59 p.m. on the Closing Date and shall promptly remit any recoveries that Seller receives with respect thereto to the Company. Without limiting the indemnification provisions set forth in Article X, Buyer acknowledges and agrees that Seller and its Affiliates shall have no liability with respect to any failure by any carrier under such policies to make payment with respect to any such claim. Furthermore, without limiting the indemnification provisions set forth in Article X, Buyer acknowledges and agrees that neither Seller nor any of its Affiliates shall have any liability to Buyer and the Company with respect to deductibles and the failure of any claim to be covered as a result of such deductibles under any insurance coverage with respect to the Company. Except as otherwise set forth in this Agreement, with respect to events or circumstances covered by insurance coverage written on a “claims made basis”, Seller and its Affiliates will have no liability for claims made on or after 11:59 p.m. on the Closing Date.

7.5 Further Assurances. Each of Buyer and Seller shall execute and deliver such documents and other instruments and take such further actions as may reasonably be required or desirable to carry out the provisions hereof and consummate the Acquisition in accordance with the terms hereof. Upon the terms and subject to the conditions hereof, each of Buyer and Seller shall use its respective commercially reasonable efforts to (a) take or cause to be taken all actions, and do or cause to be done all other things, necessary, proper or advisable to consummate the Acquisition as promptly as practicable, including, without limitation, the satisfaction of the condition under Section 8.2(g) and (b) obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings.

7.6 Notice to FDA. Buyer shall notify the FDA and any other relevant Federal and State agencies of the Acquisition, as required by Law.

7.7 PMA Holder. Subject to the terms and conditions of the License Agreements, the PMA for Deflux shall be considered an asset of the Company and all other PMAs shall be considered assets of Seller. Buyer and Seller hereby agree to cause the Company to execute and deliver such documents and other instruments and take such further actions as may reasonably be required or desirable to carry out the foregoing.

7.8 FF&G Agreement. Seller and Buyer agree that the agreement dated April 15, 2007 between the Company and Flom, French & Goodwin, L.L.C. (the “FF&G Agreement”) shall survive and continue in effect following the consummation of the Acquisition, subject the rights of Flom, French & Goodwin, L.L.C. thereunder, provided that the Company shall assign the FF&G Agreement to Seller not later than August 31, 2009 and require Seller to assume the liabilities thereunder, other than any liabilities of the Company to pay fees due thereunder with respect to services performed from the Closing through and including August 31, 2009.

7.9 Century Plaza Lease. It is the intention of the parties hereto that the Company continue to occupy the premises which are the subject of the Lease, dated as of May 31, 2005, between the Company and Century Plaza Associates, L.L.C. (“Landlord”), as amended by that certain First Amendment to Lease, dated as of October 14, 2005 (the “Century Plaza Lease”), subject to the rights of the Landlord thereunder or otherwise, until such time as the Company shall terminate the Century Plaza Lease (the date of such termination, the “Lease Termination Date”). Seller hereby agrees to promptly reimburse the Company for any rent paid to the Landlord or other payments required to be paid to the Landlord under the Century Plaza Lease with respect to the time period beginning on the Lease Termination Date and ending August 31, 2011 to the extent payable as result of or in connection with the termination of the Century Plaza Lease prior to August 31, 2011; provided that the Company shall have used reasonable efforts to mitigate the amount to be paid to the Landlord upon such termination; provided further, that the Company shall have vacated the premises which are the subject of the Century Plaza Lease not later than on the Lease Termination Date; and provided further, that the Century Plaza Lease shall not have been amended without the consent of Seller. Within five (5) Business Days of the date hereof, the Company shall have delivered notice to the Landlord of the impending Acquisition. If the Landlord should exercise its rights to terminate the Century Plaza Lease which arise as result of the Acquisition and demand payment of rent for the unexpired portion of the Century Plaza Lease, Seller shall reimburse the Company pursuant to and subject to the foregoing provisions of this Section 7.9 as if the date of termination by the Landlord were the Lease Termination Date.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Acquisition are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) All Authorizations and Orders of, declarations and filings with, and notices to any Governmental Entity, required to permit the consummation of the Acquisition shall have been obtained or made and be in full force and effect.

(b) No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Acquisition or any of the other transactions contemplated by the Transaction Documents shall be in effect. No Law shall have been enacted or shall be deemed applicable to the Acquisition or any of the other transactions contemplated by the Transaction Documents which makes the consummation of the Acquisition or the other transaction contemplated by the Transaction Documents illegal.

(c) Seller and the Company or Q-Med Ireland, as applicable, shall have entered in to the Ancillary Agreements in form and substance as agreed to by the Parties.

8.2 Conditions to Obligation of Buyer. The obligation of buyer to consummate the Acquisition is subject to the satisfaction (or waiver by Buyer in its sole discretion) of the following further conditions:

(a) Each of the representations and warranties of Seller set forth in this Agreement that is qualified by materiality shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date (without giving effect to any Seller Disclosure Schedule Supplement) and each of such representations and warranties that is not so qualified shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date (without giving effect to any Seller Disclosure Schedule Supplement), except (i) to the extent that such representations and warranties refer specifically to an earlier date (other than the date hereof), in which case such representations and warranties shall have been true and correct as of such earlier date, (ii) for changes expressly permitted by this Agreement, or (iii) for circumstances under which the breach of the representation or warranty (other than the representations and warranties in Section 3.2, to which this clause (iii) shall not apply), individually or in the aggregate with other such breaches, would not reasonably be expected to have a Material Adverse Effect, and Buyer shall have received a certificate signed on behalf of Seller by the President of Seller to such effect.

(b) Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with at or prior to the Closing Date, except for Sections 5.5 and 5.8 which have been performed or complied with in all respects; and Buyer shall have received a certificate signed on behalf of Seller by the President of Seller to such effect.

(c) There shall not be in effect on the Closing Date any Order or Law issued or enacted after the date hereof which could reasonably be expected to result in a material diminution of the benefits of the transactions contemplated by this Agreement or any of the other Transaction Documents to Buyer, and there shall not be pending or threatened on the Closing Date any action or proceeding by any Governmental Entity which could reasonably be expected to result in the issuance of any such Order or the enactment of any such Law or any Order or Law having the effect described in Section 8.1(b).

(d) Buyer shall have received from Seller (a) a certification from the Company that complies with Treasury Regulation § 1.1445-2(c)(3), dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company, that no interest in the Company is a “United States real property interest” (as defined in Section 897(c)(1) of the Code), and (b) a copy of a form of notice timely delivered to the IRS prepared by the Company in accordance with the provisions of Treasury Regulation § 1.897-2(h)(2).

(e) Buyer shall have received evidence reasonably satisfactory to Buyer that the following agreements shall be in full force and effect as of the Closing without any defaults or material breaches thereunder:

(i) License Agreement, effective as of the Closing, by and between Seller and Q-Med Ireland (the “Ireland License Agreement”);

(ii) Quality Agreement, effective as of the Closing, by and between Seller and Q-Med Ireland (the “Ireland Quality Agreement”);

(iii) Supply Agreement, effective as of the Closing, by and between Seller and Q-Med Ireland (the “Ireland Supply Agreement”);

(iv) License Agreement, effective as of the Closing, by and between the Company and Seller (the “OMSI License Agreement”);

(v) Quality Agreement, effective as of the Closing, by and between the Company and Seller (the “OMSI Quality Agreement”);

(vi) Supply Agreement, effective as of the Closing, by and between the Company and Seller (the “OMSI Supply Agreement”);

(f) The consents and notices (or in lieu thereof waivers) listed in Schedule 7.1(a) and Schedule 7.1(b) (a) shall have been obtained or given, as applicable, (b) shall be in form and substance reasonably satisfactory to Buyer, (c) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (d) shall be in full force and effect, except where the failure to obtain any such consent or give such notice (or in lieu thereof waiver) could not reasonably be expected, individually or in the aggregate with other such failures, to materially adversely affect Buyer or the U.S. Business or condition of the Company or otherwise result in a material diminution of the benefits of the transactions contemplated by this Agreement and the other Transaction Documents to Buyer.

(g) Buyer shall have received evidence reasonably satisfactory to Buyer that the Seller Distribution Agreement will be terminated effective as of the Closing, without any Liability to the Company and otherwise on terms reasonably satisfactory to Buyer.

8.3 Conditions to Obligation of Seller and the Company. The obligation of Seller and the Company to consummate the Acquisition is subject to the satisfaction (or waiver by Seller in its sole discretion) of the following further conditions:

(a) Each of the representations and warranties of Buyer set forth in this Agreement that is qualified by materiality shall be true and correct at and as of the Closing Date as if made at and as the Closing Date and each of such representations and warranties that is not so qualified shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date, except to the extent that such representations and warranties refer specifically to an earlier date (other than the date hereof), in which case such representations and warranties shall have been true and correct as of such earlier date, and Seller shall have received a certificate signed on behalf of Buyer by an officer of Buyer to such effect.

(b) Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with at or prior to the Closing Date, except for Section 2.1(a) which shall have been performed or complied with in all respects, and Seller shall have received a certificate signed on behalf of Buyer by the President of Buyer to such effect.

(c) Kelso & Company, L.P., a Delaware limited partnership, shall have executed and delivered a non-disclosure agreement in substantially the form set forth as Exhibit B hereto and any Person who is an employee, officer, director, member, partner or consultant of such entity and who will serve as an observer or as a member of the board of managers, board of directors or similar governing body of Buyer or any its Subsidiaries immediately after the Closing shall have executed and delivered a non-disclosure agreement in substantially the form set forth as Exhibit C hereto.

(d) The Company shall have executed and delivered to Seller, effective as of the Closing, a guaranty, in form and substance reasonably acceptable to Seller, of the obligations of Q-Med Ireland under the ROW Ancillary Agreements.

ARTICLE IX

TERMINATION

9.1 Termination.

(a) This Agreement may be terminated and the Acquisition abandoned at any time prior to the Closing:

(i) by mutual written consent of Buyer and Seller;

(ii) by Buyer or Seller, if:

(A) the Closing does not occur on or before the date that is sixty (60) days after the date hereof; provided that the right to terminate this Agreement under this clause (ii)(A) shall not be available to any Party whose breach of a representation, warranty, covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date; or

(B) a Government Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Acquisition, which Order or other action is final and non-appealable;

(iii) by Buyer, if any condition to the obligations of Buyer hereunder becomes incapable of fulfillment on or prior to the date referred to in clause (ii)(A) above, other than as a result of a breach by Buyer of any covenant or agreement contained in this Agreement, and such condition is not waived by Buyer; and

(iv) by Seller, if any condition to the obligations of Seller hereunder becomes incapable of fulfillment on or prior to the date referred to in clause (ii)(A) above, other than as a result of a breach by Seller of any covenant or agreement contained in this Agreement, and such condition is not waived by Seller.

(b) The Party desiring to terminate this Agreement pursuant to Section 9.1(a)(ii), (iii) or (iv) shall give written notice of such termination to the other Party hereto.

9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of buyer or Seller or their respective officers, directors, stockholders or Affiliates, except as set forth in Section 9.2; provided that the provisions of Sections 6.1 (Confidentiality), 7.2 (Public Announcements) and 9.3 (Remedies) and Article XI of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

9.3 Remedies. Any Party terminating this Agreement pursuant to Section 9.1 shall have the right to recover damages sustained by such Party as a result of any willful breach by the other Party of any representation, warranty, covenant or agreement contained in this Agreement or fraud or willful misrepresentation; provide, however, that the Party seeking relief is not in breach of any representation, warranty, covenant or agreement contained in this Agreement under circumstances which would have permitted the other Party to terminate the Agreement under Section 9.1.

ARTICLE X

INDEMNIFICATION

10.1 Survival.

(a) The representations and warranties set forth in Sections 3.2 (Capitalization), 3.8 (No Undisclosed Liabilities), 3.28(b) (Capitalization) and 3.28(e) (ROW Liabilities) (in each case including) by virtue of the certificate to be delivered pursuant to Section 8.2(a)) shall survive the Closing indefinitely. All other representations and warranties contained in this Agreement or in any Schedule, Exhibit or certificate delivered pursuant to this Agreement shall survive the Closing for a period of eighteen (18) months following the Closing Date, provided that any representations and warranties contained in Section 3.9 (Taxes) shall survive until 60 days following the expiration of any applicable statute of limitations.

(b) The covenants and agreements contained in this Agreement to be performed in whole or in part on or prior to the Closing shall survive the Closing for a period of eighteen (18) months following the Closing Date. All other covenant and agreements contained in this Agreement shall survive the Closing until 60 days following the last date on which such covenant or agreement is to be performed or, if no such date is specified, until the expiration of any applicable statute of limitation.

(c) The period for which a representation or warranty, covenant or agreement survives the Closing is referred to herein as the “Applicable Survival Period”. In the event notice of claim for indemnification under Section 10.2 or 10.3 is given within the Applicable Survival Period, the representation or warranty covenant or agreement that is the subject of such indemnification claim shall survive with respect to such claim only until such claim is finally resolved.

10.2 Indemnification by Seller.

(a) Subject to the limitations sect forth herein, Seller shall indemnify and defend Buyer and its officers, directors, employees, agents, representatives, Affiliates, stockholders and controlling Persons (collectively, “Buyer Indemnified Parties”) (without duplication of any rights of indemnification any Buyer Indemnified Parties may have under the Ancillary Agreements) against, and shall hold the Buyer Indemnified Parties harmless from, any less, liability, claim, charge, action, suit, proceeding, assessed interest, penalty, damage, Tax or expense whether or not arising from a third party claim, including reasonable attorney’s fees and costs of investigation and enforcement of rights (collectively, “Losses”) resulting from, arising out of, or incurred by a Buyer Indemnified Party in connection with, or otherwise with respect to:

(i) any breach of the representations and warranties contained in Sections 3.2 (Capitalization), 3.9 (Taxes), 3.28(b) (Capitalization) or in the certificate delivered pursuant to Section 8.2(a) (to the extent such breach relates to Sections 3.2, 3.9 or 3.28(b));

(ii) any breach of the representations and warranties contained in Section 3.8 (No Undisclosed Liabilities), 3.28(e) (ROW Liabilities) or in the certificate delivered pursuant to Section 8.2(a) (to the extent such breach relates to Sections 3.8 or 3.28(e));

(iii) any breach of any other representation and warranty of Seller contained in this Agreement or in the certificate delivered pursuant to Section 8.2(a) (to the extent such breach relates to such other representations and warranties);

(iv) any breach of any covenant or agreement of Seller contained in this Agreement;

(v) the Prior Agreements and the business relationship of Seller and its Affiliates with the other parties to the Prior Agreements and their successors and assigns;

(vi) claims of third parties for damage or injury suffered as the result of Licensed Products sold by Seller and its Affiliates (including the Company), in each case prior to the Closing Date;

(vii) any Covered Pre-Closing Reimbursement;

(viii) expenses incurred by the Company in breach of Section 11.3;

(ix) any liability for severance of any employee of Seller or its Affiliates whose rights and obligations under his or her employment agreement, according to applicable law, have been transferred to and assumed by Q-Med Ireland as a result of the consummation of the ROW Reorganization and who has been terminated by the Buyer within two (2) weeks after Closing; and

(x) Seller Taxes;

with respect to subsections (i) through (iv), in each case determined as if the terms “material”, “materially” or “Material Adverse Effect” were not included therein. The Parties acknowledge and agree that the indemnification of Buyer Indemnified Parties by Seller for claims of third parties for damage or injury suffered as a result of products sold by the Company from and after the Closing Date shall be governed exclusively by the Supply Agreements.

(b) Seller shall not be liable for any Loss or Losses unless the claim for such Loss or Losses is brought within the Applicable Survival Period. Seller shall not be liable for any Loss or Losses pursuant to subsection (ii) or (iii) of Section 10.2(a) unless and until the aggregate amount of all Losses incurred by Buyer pursuant to such subsection exceeds Five Hundred Thousand Dollars ($500,000) (the “Deductible”), and then only to the extent that such Losses exceed the Deductible; provided that the cumulative indemnification obligation of Seller under subsection (iii) of Section 10.2(a) shall in no event exceed Twenty-Five Million Dollars ($25,000,000) in the aggregate (the “Indemnity Cap”).

(c) In addition to the limitations set forth in Section 10.2(b) or in any other provision of this Agreement, notwithstanding anything in this Agreement to the contrary, Seller shall not be obligated to indemnify the Buyer Indemnified Parties hereunder with respect to (i) any indirect, special, incidental, consequential or punitive damages claimed by Buyer resulting from Seller’s breach of any representation or warranty, covenant or agreement to the extent that such damages would be excluded or limited if a claim for indemnification for such Loss is or could also be sought under any of the Ancillary Agreements or (ii) any Loss with respect to any matter to the extent that such Loss was reflected in the Final Working Capital.

(d) BUYER ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY SCHEDULE, EXHIBIT OR CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT THERE ARE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, (I) WITH RESPECT TO THE COMPANY, ITS ASSETS AND LIABILITIES, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE SHARES OR THE LICENSED PRODUCT OR ANY MATTER DESCRIBED IN THE ANCILLARY AGREEMENTS OR (II) AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING THE COMPANY FURNISHED OR MADE AVAILABLE TO BUYER AND ITS REPRESENTATIVES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY SCHEDULE, EXHIBIT OR CERTIFICATE

DELIVERED PURSUANT OT THIS AGREEMENT, THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. Buyer shall have no claim or right to indemnification pursuant to this Article X or otherwise, and none of Seller, the Company or any other Person shall have or be subject to any liability to Buyer or any other Person, with respect to any information, documents or materials furnished or made available by Seller, the Company or any of their respective Affiliates, officers, directors, employees, agents or advisors to Buyer, in certain “data rooms”, management presentations or any other form in contemplation of the transactions contemplated in this Agreement, except to the extent such information, documents or materials have been furnished or made available pursuant to an express provision of this Agreement and in such case, only to the extent of the express representation or warranty pursuant to which such information, documents or materials are furnished or made available.

(e) Buyer acknowledges and agrees that, should the Closing occur, its sole and exclusive remedy with respect to any and all matters arising out of, relating to or connected with this Agreement, the Company and its respective assets and liabilities, the Acquisition and the Shares (other than claims of, or causes of action arising from fraud or willful misconduct) shall be pursuant to Sections 6.3 7.8, 7.9 or 11.12 or the indemnification provisions set forth in this Article X or Section 6.3. In furtherance of the foregoing, Buyer (on behalf of itself and its Affiliates (including, following the Closing, the Company)) hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or willful misconduct) which it may have against Seller or any of its Affiliates arising under or based upon any Law or otherwise (except pursuant to Sections 6.3 7.8, 7.9 or 11.12 or the indemnifications provisions set forth in this Article X).

(f) For the purpose of determining Seller’s indemnity obligations under this Section 10.2, the Company shall be deemed not to have the benefit of any net operating loss, net capital loss, tax credit or other tax attribute that arises in, and is carried back from, a Tax Period beginning after the Closing Date.

10.3 Indemnification by Buyer. Buyer shall indemnify and defend Seller its officers, directors, employees, agents, representatives, Affiliates, stockholders and controlling Person (collectively, “Seller Indemnified Parties”) against, and shall hold Seller Indemnified Parties harmless from, any Loss resulting from, arising out of, or incurred by any Seller Indemnified Party in connection with, or otherwise with respect to:

(a) any breach of any representation and warranty of Buyer contained in this Agreement or in the certificate delivered pursuant to Section 8.3(a);

(b) any breach of any covenant or agreement of Buyer contained in this Agreement; and

(c) the ROW Liabilities.

10.4 Indemnification Procedure for Third Party Claims.

(a) In the event that any claim or demand, or other circumstance or state of facts which could give rise to any claim or demand, for which an Indemnitor may be liable to an Indemnitee hereunder is asserted or sought to be collected by a third party (“Third Party Claim”), the Indemnitee shall as soon as practicable notify the Indemnitor in writing of such Third Party Claim (“Notice of Claim”). The Notice of Claim shall (i) state that the Indemnitee has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which such Indemnitee is entitled to indemnification pursuant to this Agreement, and (ii) specify in reasonable detail each individual item of Loss included in the amount so stated, the date such item was paid or properly accrued, the basis for any anticipated liability and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnitee claims to be entitled hereunder. The Indemnitee shall enclose with the Notice of Claim a copy of all papers served with respect to such Third Party Claim, if any, and any other documents evidencing such Third Party Claim. Failure to give notice in accordance with the foregoing shall not affect the Indemnitor’s obligations hereunder, except to the extent the Indemnitor is prejudiced by such failure.

(b) Subject to anything in this Section 10.4(b) to the contrary, the Indemnitor will have thirty (30) days from the date on which the Indemnitor received the Notice of Claim to notify the Indemnitee that the Indemnitor desires to assume the defense or prosecution of such Third Party Claim and any litigation resulting therefrom, with counsel of its choice and at its sole cost and expense (a “Third party Defense”), provided, that the Indemnitee shall in any event be entitled to take such actions as are reasonably necessary to avoid prejudicing the Indemnitee’ s right with respect to such Third party Claim during such 30-day period while it awaits notice from the Indemnitor. If the Indemnitor assumes the Third Party Defense in accordance herewith, (i) the Indemnitor will be deemed to have waived its right to dispute its liability to the Indemnitee with respect to any Third party Claim as to which it elects to control the defense, (ii) the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, except that the Indemnitor will pay the reasonable costs and expenses of separate counsel if (A) in the Indemnitee’s good faith judgment, it is advisable, based on an opinion of counsel, for the Indemnitee to be represented by separate counsel because a conflict or potential conflict exists between the Indemnitee and the Indemnitor or (B) the named parties to such Third Party Claim include both the Indemnitee and the Indemnitor and the Indemnitee determines in good faith, based on any opinion of counsel, that defenses which could materially affect the outcome of the Third Party Claim are available to it that are unavailable to the Indemnitor, but the Indemnitor shall control the investigation, defense and settlement thereof, (iii) the Indemnitee will not file any papers or consents to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnitor, which consent shall not be unreasonably delayed or withheld and (iv) the Indemnitor will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement provides for equitable relief without the prior written consent of the Indemnitee, which consent shall not be unreasonably delayed or withheld. Notwithstanding the foregoing, the Indemnitee may retain or take over the control of the defense or settlement of any Third Party Claim, at any point in time, the defense of which the Indemnitor has elected to control if the Indemnitee irrevocably waives its right to indemnity under this Article X with respect to such Third Party Claim. The Parties will use commercially reasonable efforts to minimize Losses from Third Party Claims and will act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The Parties will also cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnitor has assumed the Third Party Defense, such Indemnitor will not be obligated to indemnity the Indemnitee hereunder for any settlement entered into or any judgment that was consented to without the Indemnitor’s prior written consent (which consent shall not be unreasonably delayed or withheld) or in the event the Indemnitee irrevocably waives its right to indemnity under this Article X with respect to such Third Party Claim. Notwithstanding the foregoing, Seller may elect to control, at its own expense, the conduct of any audit or administrative or judicial proceeding with respect to any Taxes of, or any Tax Return required to be filed by or with respect to, the Company with respect to any Seller Taxes (other than Taxes of the Company in respect of a Straddle Period or any Buyer Transfer Taxes) if Seller acknowledges in writing that Seller has sole responsibility for any Seller Taxes that arise in such audit or proceeding that is controlled by Seller, provided, however, that Seller shall not resolve, abandon, compromise or settle any such audit or proceeding without obtaining Buyer’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed) if it would reasonably be expected to have a materially adverse effect on Buyer, the Company or any Affiliate thereof with respect to any Tax Period ending after the Closing Date; provided further, however, that (i) Seller shall keep Buyer reasonably apprised of the status of the audit or proceeding, and (ii) Buyer shall have the right, at its own expense, to retain separate counsel and to reasonably participate in (but not control) such Tax audit or proceeding. Buyer shall control, at its own expense, the conduct of any audit or administrative or judicial proceeding with respect to any Taxes of, or any Tax Return required to be filed by or with respect to, the Company with respect to any Straddle Period; provided, however, that Buyer shall not resolve, abandon, compromise or settle any such audit or proceeding without obtaining Seller’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed) if it would reasonably be expected to have a materially adverse effect on Seller, the Company or any Affiliate thereof with respect to any Pre-Closing Tax Period; provide further, however, that (i) Buyer shall keep Seller reasonably apprised of the status of the audit or proceeding, and (ii) Seller shall have the right, at its own expense, to retain separate counsel and to reasonably participate in (but not control) such Tax audit or proceeding.

(c) If the Indemnitor does not assume the Third Party Defense within thirty (30) days of receipt of the Notice of Claim, or if the Indemnitor fails to prosecute diligently the Third Party Claim, the Indemnitee will be entitled to assume the Third Party Defense, at its sole cost and expense (or, if the Indemnitee incurs a Loss with respect to the matter in question for which the Indemnitee is entitled to indemnification pursuant to section 10.2 or 10.3, as applicable, at the expense of the Indemnitor) upon delivery of notice to such effect to the Indemnitor; provided that (i) the Indemnitor shall have the right to participate in the Third Party Defense at its sole cost and expense, but the Indemnitee shall control the investigation, defense and settlement thereof, and (ii) in no event will the Indemnitee consent to the entry of any judgment or enter into any settlement with respect to a Third Party Claim without the Indemnitor’s prior written consent, which consent will not be unreasonably delayed or withheld.

10.5 Indemnification Procedures for Non-Third Party Claims. The Indemnitee will notify the Indemnitor in writing promptly of its discovery of any matter that does not involve a Third Party Claim, such notice to contain the information set forth in the following sentence. The Notice of Claim shall (i) state that the Indemnitee has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which such Indemnitee is entitled to indemnification pursuant to this Agreement, and (ii) specify in reasonable detail each individual item of Loss included in the amount so stated, the date such item was paid or properly accrued, the basis for any anticipated liability and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnitee claims to be entitled hereunder. Failure to give notice in accordance with the foregoing shall not affect the Indemnitor’s obligations hereunder, except to the extent the Indemnitor is prejudiced by such failure. If the Indemnitor does not notify the Indemnitee that it disputes such claim within thirty (30) days following receipt of the Notice of Claim, the claim specified therein shall be deemed a liability of the Indemnitor hereunder (subject to the Indemnity Cap and the other limitations set forth in Section 10.2(b), as applicable). The Indemnitee will provide reasonable access to and copies of information, records and documents relating to the matters described in this Section 10.5, provided, however, that if the Parties are in an adversarial relationship in litigation, the furnishing of information, records and documents in accordance with any provision herein, shall be subject to applicable rules relating to discovery and to attorney-client privilege.

10.6 Calculation of Indemnity Payments.

(a) The Indemnitee agrees to use its commercially reasonable efforts to pursue and collect on any recovery available under any insurance policies. The Indemnitor agrees that the Indemnitee shall have no obligation to maintain insurance other than against such losses and risks and in such amounts as are customary in the type and size of business to which the Indemnitee is engaged. The amount of Losses payable under this Article X by the Indemnitor shall be reduced by any and all amounts recovered by the Indemnitee under applicable insurance policies or from any other Person alleged to be responsible therefore. If the Indemnitee receives any amounts under applicable insurance policies or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment by the Indemnitor, then such Indemnitee shall promptly reimburse the Indemnitor for any payment made or expense incurred by such Indemnitor in connection with providing such indemnification up to the amount received by the Indemnitee, net of any expenses incurred by such Indemnitee in collecting such amount.

(b) The amount of Losses incurred by an Indemnitee shall be reduced to take account of any net Tax benefit that is actually realized by the Indemnitee for the Tax period(s) in which the Loss occurs and for each of the ten (10) Tax periods following such Tax period(s) in which the Loss occurs. A Tax benefit will be considered to be realized on (A) the date on which the Tax benefit is received as a refund of Taxes, or (B) to the extent that the Tax benefit is not received as a refund of Taxes but rather is claimed as an item that reduces liability for Taxes (on a with and without basis), the due date (including extensions) of the Tax Return that reflects such change in liability for Taxes. The Indemnitee shall determine whether a Tax benefit is available in respect of the relevant indemnifiable claim, provided that such determination shall be reasonable and shall be made in good faith. For the avoidance of doubt, a Buyer Indemnified Party shall be treated as recognizing a Tax benefit in a given Tax period only to the extent the associated Tax savings would not have been realized but for the incurrence or payment of any such indemnified amount. The amount of any Losses incurred by an Indemnitee shall be increased to take account of any Taxes incurred by such Indemnitee as a result of the receipt of the indemnity payment.

(c) No Losses shall be determined or increased based on any multiple of any financial measure (including earnings, sales or other benchmarks) that might have been used by Buyer in the valuation of the Company or its business and operations.

10.7 Characterization of Indemnification Payments. Except as otherwise required by applicable Law, the Parties shall treat any indemnification payment made hereunder as an adjustment to Purchase Price.

10.8 Effect of Investigation; Reliance. Notwithstanding any right of Buyer (whether or not exercised) to investigate the affairs of the Company or any right of any Party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other Party contained in this Agreement, Seller and Buyer have the right to rely fully upon the representations, warranties covenants and agreements of the other contained in this Agreement.

10.9 Ancillary Agreements. NOTWITHSTANDING CONTAINED HEREIN TO THE CONTRARY, BUYER HEREBY ACKNOWLEDGES THAT THIS AGREEMENT AND THE TRANSACTION DOCUMENTS (OTHER THAN THE ANCILLARY AGREEMENTS) CONTAIN NO REPRESENTATIONS, WARRANTIES OR COVENANTS OF ANY KIND, EXPRESS OR IMPLIED, OR INDEMNIFICATION WITH RESPECT TO THE ANCILLARY AGREEMENTS.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) on the date established by the sender as having been delivered personally, (b) on the date delivered by a private courier as established by the sender by evidence obtained from such courier (c) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next Business Day, or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

If to Buyer, to:

Oceana Therapeutics, LLC

2035 Lincoln Boulevard

Edison, NJ 08817

Attn: Steve Bosacki

Telephone: 732.318.3801

Telefax: 732.318.3801

With a required copy to:

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005-1413

Attn: Robert S. Reder, Esq.

Telephone: 212.530.5000

Telefax: 212.530.5219

If to Seller to:

Q-Med AB

Seminariegatan 21

752 28 Uppsala

Sweden

Attn:

Telephone: 011 46 18 474 9000

Telefax: 011 46 18 474 9097

With a required copy to:

Morrison Cohen LLP

909 Third Avenue

New York, NY 10022

Attn: Michael L. Martell, Esq.

Telephone: 212.735.8652

Telefax: 917.522.3152

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11.2 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

11.3 Expenses. Subject to Section 2.4(d), each Party shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, whether or not the Acquisition is consummated. Notwithstanding the foregoing, the Company shall not incur any expenses in connection with this Agreement and the transactions contemplated hereby, and Seller shall be solely liable, and shall indemnify Buyer, for any such expenses incurred by the Company. For the avoidance of doubt, this Section 11.3 shall not apply to Taxes or Transfer Taxes.

11.4 Successors and Assigns. This Agreement may not be assigned by either Party without the prior written consent of the other Party; provided that, without such consent, Buyer may (i) transfer or assign, in whole or in part or from time to time, to one or more of its Affiliates, the right to purchase all or portion of the Shares, and (ii) assign any or all of its rights and interests hereunder as collaterals to one or more of its financing sources, but no such transfer or assignment will relieve Buyer of its obligations hereunder. Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon each Party and their respective successors and assigns.

11.5 Governing Law. This Agreement and the exhibits and schedules hereto shall be governed by and interpreted and enforced in accordance with the substantive Laws of the State of New York, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the substantive Laws of any jurisdiction other than the State of New York.

11.6 Arbitration. Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The arbitral tribunal shall be composed of three (3) arbitrators. The seat of arbitration shall be Stockholm Sweden. The language to be used in the arbitral proceedings shall be English. The foregoing notwithstanding, either Party may commence an action to seek declaratory or equitable relief to enjoin a breach of threatened breach of this Agreement, which action shall be brought solely in the United States District Court for the Southern District of New York.

11.7 Consent to Jurisdiction. EACH OF BUYER AND SELLER IRREVOCABLY AND UNCONDITIONALLY (A) SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK WITH RESPECT TO ANY CLAIM SEEKING DECLARATORY OR EQUITABLE RELIEF ARISING UNDER OR RELATING TO THIS AGREEMENT; PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS SECTION 11.7 AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SAID COURT OR IN THE STATE OF NEW YORK OTHER THAN FOR SUCH PURPOSE, (B) WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT, (C) CONSENTS THAT ALL SERVICES OF PROCESS BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, DIRECTED TO IT AT ITS ADDRESS AS SET FORTH IN SECTION 12.6, AND (D) ACKNOWLEDGES THAT SERVICE SO MADE SHALL BE TREATED AS COMPLETED WHEN RECEIVED. EACH OF BUYER AND SELLER IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE BASED ON FORUM NON CONVENIENS AND WAIVES ANY OBJECTION TO VENUE OF ANY ACTION INSTITUTED HEREUNDER. NOTHING IN THIS SECTION SHALL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

11.8 Counterparts. This Agreement may be executed in counterparts, and either Party may execute such counterpart, each of which when executed and delivered shall be deemed to be an original and both of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other party. The Parties agree that the delivery of this Agreement may be effected by means of transmitting copies of signatures via facsimile or scanned copies by email.

11.9 No Third Party Beneficiaries. No provision of this Agreement is intended to confer upon any Person other than the Parties, the Seller Indemnified Parties and the Buyer Indemnified Parties any rights or remedies hereunder.

11.10 Entire Agreement. This Agreement and the documents, instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits and Schedules, set forth the entire understanding of the Parties with respect to the Acquisition. All Exhibits and Schedules referred to herein are intended to be and hereby are specifically made a part of this Agreement. Any and all previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement, except for the Confidentiality Agreements which shall continue in full force and effect in accordance with their terms except as amended by this Agreement.

11.11 Captions. All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

11.12 Severability. Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.13 Specific Performance. Each Party each agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof and that each Party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at Law or equity.

11.14 Interpretation.

(a) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such terms and vice versa, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(b) The terms “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provisions of this Agreement.

(c) When a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement unless otherwise specified.

(d) The word “include”, “includes”, and “including” when used in this Agreement shall be deemed to by the words “without limitation”, unless otherwise specified.

(e) A reference to any party to this Agreement or any other agreement or document shall include such party’s predecessors, successors and permitted assigns.

(f) Reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

(g) The Parties have participated jointly in the negotiation and drafting of this Agreement. Any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof.

Signature Page Follows

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

OCEANA THERAPEUTICS, LLC

By:	/s/ Greg Stokes
Name:	Greg Stokes
Title:	Member

Q-MED AB

By	/s/ Bengt Agerup
Name:	Bengt Agerup
Title:	CEO

[Signature Page to the Stock Purchase Agreement]

Schedule I

Working Capital

Q-MED SCANDINAVIA, INC.

PRO FORMA WORKING CAPITAL

ASSETS

March 31, 2009
CURRENT ASSETS
Cash	$745,255
Accounts Receivable (Net)	1,470,221
Inventory on Consignment	1,487,427
Other Current Assets	117.003

TOTAL CURRENT ASSETS	$3,819,906

CURRENT LIABILITIES
Accounts Payable	$38,181
Accrued Expenses & Taxes Payable	384,387
Trade Payable to AB*	1,501,029

TOTAL CURRENT LIABILITIES	$1,923,597

Total Working Net Capital	$1,896,309

*	Such line item will include a transfer pricing adjustment consistent with the Company’s transfer pricing policy, which will be made as if the Closing Date occurred on the last date of the current fiscal year of the Company.

Schedule II

Post-Closing Payments

Upon the occurrence of the following events, Buyer shall make the following one-time payments described below:

1. Within fifteen (15) Business Days following the issuance by the FDA of the Solesta PMA (as such term is defined in the License Agreements), Buyer shall pay Fifteen Million Dollars ($15,000,000) to Seller in cash by wire transfer of immediately available funds.

2. [*] within ten (10) Business Days of receipt of written confirmation from Buyer of the first fiscal quarter of Buyer which aggregate Net Sales of the Solesta Product and Improvements thereof in the U.S. for the preceding [*] exceed [*] from Market Launch, which confirmation shall be delivered promptly by Seller following its occurrence.

3. [*] within ten (10) Business Days of receipt of written confirmation from Buyer of the first fiscal quarter of Buyer in which aggregate Net Sales of the Solesta Product and Improvements thereof in the U.S. for the preceding [*] exceed [*] which confirmation shall be delivered promptly by Buyer following its occurrence.

4. [*] within ten (10) Business Days of receipt of written confirmation from Buyer of the first fiscal quarter of Buyer in which aggregate Net Sales of the Solesta Product and Improvements thereof in the U.S. for the preceding [*] exceed [*] which confirmation shall be delivered promptly by Buyer following its occurrence.

Each such payment shall be made only one time, regardless of how many times such objective is achieved thereafter. Payment shall not be owed for any objective which is not achieved.

Capitalized terms used in this Schedule II but not defined in the Agreement shall have the meaning set forth in the QMSI License Agreement.

*	Confidential treatment requested; certain information omitted and filed separately with the SEC.

Schedule III

Calculation of Final Working Capital Adjustments

The general principles with respect to the Working Capital adjustments are: (i) if the Final Working Capital exceeds the Upper Working Capital Limit, such excess shall (after taking into account all payments made under Section 2.4) have been paid to Seller; (ii) if the Lower Working Capital Limit exceeds the Final Working Capital, such excess shall (after taking into account all payments made under Section 2.4) have been paid to Buyer, and (iii) if the Final Working Capital is equal to or greater than the Lower Working Capital Limit, but lower than or equal to the Upper Working Capital Limit, any payments made under Section 2.4 shall mirror each other, so that after calculating all such payments, neither Party shall have paid any compensation for the Working Capital to the other Party.

The scenarios below are included for illustrative purposes only, and neither the Upper Working Capital Limits nor the Lower Working Capital Limits stated below reflect the actual agreement between the Parties with respect to such limits.

Scenario 1

Estimated Working Capital:	15
Upper Working Capital Limit:	10
Lower Working Capital Limit:	5
Paid by Buyer to Seller at Closing pursuant to Section 2.4(b)	5

If the Final Working Capital exceeds the Estimate Working Capital and the Upper Working Capital Limit, then Buyer shall pay to Seller the difference between the Final Working Capital and the Estimated Working Capital pursuant to Section 2.4(f).

If the Final Working Capital exceeds the Estimate Working Capital Limit, but is less than the Estimate Working Capital, then Seller shall pay to Buyer the difference between the Estimate Working Capital and the Final Working Capital pursuant to Section 2.4(f).

If the Final Working Capital exceeds the Lower Working Capital Limit, but is less than the Upper Working Capital Limit, then Seller shall pay to Buyer the difference between the Estimate Working Capital and the Upper Working Capital Limit pursuant to Section 2.4(f).

If the Final Working Capital is less than the Lower Working Capital Limit, then Seller shall pay to Buyer the difference between Estimate Working Capital and the Upper Working Capital Limit plus the difference between the Lower Working Capital Limit and the Final Working Capital pursuant to Section 2.4(f).

Examples — Scenario 1

If the Final Working Capital is 17, Buyer shall pay to Seller 2

If the Final Working Capital is 12, Seller shall pay to Buyer 3

If the Final Working Capital is 5-10, Seller shall pay to Buyer 5

If the Final Working Capital is 2, Seller shall pay to Buyer 8

Scenario 2

Estimated Working Capital:	8
Upper Working Capital Limit:	10
Lower Working Capital Limit:	5
Paid at Closing pursuant to Section 2.4(b)	0

If the Final Working Capital exceeds the Upper Working Capital Limit, then Buyer shall pay to Seller the difference between the Final Working Capital and the Upper Working Capital Limit pursuant to Section 2.4(f).

If the Final Working Capital exceeds the Lower Working Capital Limit, but is less than the Upper Working Capital Limit, then no payments shall be made pursuant to Section 2.4(f).

If the Final Working Capital is less than the Lower Working Capital Limit, then Seller shall pay to Buyer the difference between the Lower Working Capital Limit and the Final Working Capital pursuant to Section 2.4(f).

Examples — Scenario 2

If the Final Working Capital is 12, Buyer shall pay to Seller 2

If the Final Working Capital is 5-10, no payments shall be made

If the Final Working Capital is 2, Seller shall pay to Buyer 3

Scenario 3

Estimated Working Capital:	3
Upper Working Capital Limit:	10
Lower Working Capital Limit:	5
Paid by Seller to Buyer at Closing pursuant to Section 2.4(b)	2

If the Final Working Capital exceeds the Upper Working Capital Limits, then Buyer shall pay to Seller the difference between the Lower Working Capital Limit and the Estimated Working Capital plus the difference between the Final Working Capital and the Upper Working Capital Limit pursuant to Section 2.4(f).

If the Final Working Capital exceeds the Lower Working Capital Limit, but is less than the Upper Working Capital Limit, then Buyer shall pay to Seller the difference between the Lower Working Capital Limit and the Estimate Working Capital pursuant to Section 2.4(f).

If the Final Working Capital exceeds the Estimate Working Capital, but is less than the Lower Working Capital Limit, then Buyer shall pay to Seller the difference between the Final Working Capital and the Estimated Working Capital pursuant to Section 2.4(f).

If the Final Working Capital is less than the Estimated Working Capital, then Seller shall pay to Buyer the difference between the Estimated Working Capital and the Final Working Capital pursuant to Section 2.4(f).

Examples — Scenario 3

If the Final Working Capital is 13, Buyer shall pay to Seller 5.

If the Final Working Capital is 5-10, Buyer shall pay to Seller 2.

If the Final Working Capital is 4, Buyer shall pay to Seller 1.

If the Final Working Capital is 1, Seller shall pay to Buyer 2.